

JARDEN CORPORATION

2006 ANNUAL REPORT

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Consolidated 2006 Net Sales By Segment

$3.85 billion


Outdoor Solutions
23%
Consumer Solutions
48%
Branded Consumables
21%
8%
Process Solutions

Consolidated 2006 Segment Earnings

$442 million


Outdoor Solutions
17%
Consumer Solutions
52%
24%
Branded Consumables
7%
Process Solutions

Winner of Jarden's 2006 Annual Report Cover Design Concept: Lisa Caliendo-Bauer, Lehigh Group


RECEIVED
APR 0 3 2007

CORPORATE STRATEGY Our objective is to build a world-class consumer products company that enjoys leading positions in markets for branded consumer products. We will seek to achieve this objective by continuing our tradition of product innovation, new product introductions and providing the consumer with the experience and value they associate with our brands. We plan to leverage and expand our domestic and international distribution channels, increase brand awareness through co-branding and cross selling initiatives and pursue strategic acquisitions, all while driving margin improvement.

CORPORATE PROFILE Jarden Corporation is a global provider of market leading niche branded consumer products used in and around the home, marketed under well-known brand names through three primary business segments: Branded consumables, Consumer solutions and Outdoor solutions. Our Branded consumables segment markets and distributes household basics and necessities, most of which are consumable in nature under brand names such as Ball®, Bicycle®, Diamond®, First Alert®, Lehigh®, Loew Cornell® and Pine Mountain®. Our Consumer solutions segment markets and distributes innovative solutions for the household under brand names including Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster® and Sunbeam®. Our Outdoor solutions segment markets and distributes outdoor recreation products under brand names including Campingaz® and Coleman®. We also operate a business that manufactures, markets and distributes a wide variety of plastic and zinc-based products. Headquartered in Rye, New York, Jarden has over 20,000 employees worldwide.

THE HISTORY OF JARDEN'S NAME The company was renamed in June 2002. The company's previous name, Alltrista, was created by dropping the "B" from Ball and the "Mini" from Minitrista, the street on which the Ball family had grown up in Muncie, IN. Between 1993 and 2001, as a public company, Alltrista did not perform well and after new management joined, the Board then decided we should change the name of the company to something that represented not only our heritage, but also our future. The company did not hire any consultants to assist with the naming process as management believed that the employees understood the DNA of our company better than any outsider could. In the end Martin Franklin, our Chairman, came up with the Jarden name by combining the heritage of the Ball "Jar" with the concept of our products being used in the home (den), which also had the connotation of the garden (French jardin) as we planned to expand our product range outside the home.

TABLE OF CONTENTS

02 Chairman's Letter 06 Jarden Today 10 Branded Consumables 14 Consumer Solutions 18 Outdoor Solutions 22 Process Solutions 25 Selected Financial Data 27 Management's Discussion & Analysis 40 Financial Statements

SUPPLYING CONSUMERS *with the* COMFORTS *and* CONVENIENCE *of* HOME

DEAR FELLOW SHAREHOLDERS IT IS WITH GREAT PLEASURE that I report our fifth consecutive year of record financial performance for Jarden Corporation, with revenues up 21% to $3.85 billion and consolidated segment earnings of $442 million, up 23%. Additionally, 2006 was another year of strong free cash flow, with over $ 235 million of cash flows from operating activities. As in previous years, Jarden continued to deliver solid returns for its shareholders, with our shares outperforming the S&P 500 index for the sixth straight year, rising 15.4%. We're also especially proud that Jarden's success in building a world class consumer products company was recognized in January 2007 by Forbes magazine which, for the first time, included Jarden on its annual Platinum 400 list of the best of the large public companies in America. Jarden ranked eighth overall with a five-year total return of approximately 60 percent.

In our 2005 Annual Report we focused on the people portion of our "people, products and brands" platform that has helped drive Jarden's success over the last several years. I continue to believe that our best assets go home every night and in this year's Annual Report I would like to highlight some of the innovative products that contributed to making 2006 another record year. A core of Jarden's success has been in developing, marketing and selling niche branded consumer products used in and around the home. The diversification of our product portfolio today is significant, and we continue to bring new products to market that make peoples' lives easier, more convenient and enjoyable.

New products such as our Margaritaville® frozen concoction maker from Jarden Consumer solutions and Tundra® fire extinguishing spray by First Alert® from Jarden Branded consumables have met with great success on introduction and are fine examples of how excellence in product development, powerful distribution, and strong brands can combine to successfully bring new products to market. Our focus on new products, in addition to the underlying

"Our service level to customers continued at the highest levels in 2006. Being able to get the right product to the right place at the right time is as critical to our success as our creative marketing programs. Since January 2005, we have identified synergies between our businesses that have created savings of more than $80 million."



Ian G.H. Ashken
Vice Chairman and Chief Financial Officer

Martin E. Franklin
Chairman of the Board and Chief Executive Officer

strength of our core product lines, resulted in top line organic growth of more than 5%, despite the continued pressure on the cost side and perceived weakness in consumer spending.

Our service level to customers continued at the highest levels in 2006. Being able to get the right product to the right place at the right time is as critical to our success as our creative marketing programs. Since January 2005, we have identified synergies between our businesses that have created savings of more than $80 million. These savings do not include operational improvements from our ongoing continuous improvement: six sigma or kaizen cost and efficiency improvement initiatives.

Having market leading positions and powerful brands in virtually all of our product categories is a significant advantage upon which we continue to build. We increased our investment behind our consumer brands significantly in 2006. While we do not invest directly in promoting the Jarden name, we are heavily vested in ensuring it resonates with our retail partners as standing for quality products and brands, outstanding operational execution and creativity in introducing new products to grow the categories we serve, as well as with the investment community.

Along this line, we sought to increase our exposure to a wider investor audience in the fourth quarter in completing an equity offering of approximately $140 million of newly issued shares and an offering of approximately $320 million of secondary shares. The offering, which was well received by the market, also helped Jarden end 2006 with a consolidated segment earnings to net debt leverage ratio of 2.8x, our lowest year end level since 2003. Furthermore, the overhang effect of Warburg Pincus' equity holding was effectively eliminated, with the secondary offering returning their original investment in the company while leaving them a continuing investment of approximately 9%. Warburg Pincus has proved to be an excellent partner for Jarden and we look forward to continuing this relationship in the future. In addition, Jarden now has three new "bulge bracket" firms writing equity research on the company. We followed this equity offering with a successful bond offering in February 2007. This $650 million offering allowed us to lower the coupon on our long term capital, while also creating significant capacity for future growth.

Our sustained growth over the last five years has been driven by a combination of successfully executing our organic growth programs while pursuing an aggressive, yet disciplined, acquisition program. 2006 saw a relatively small amount of acquisition activity as we focused on successfully integrating our 2005 acquisitions. We made several small acquisitions during the year which complement our existing portfolio. For instance, our acquisition of the market leading Pine Mountain® FireLog and FireStarter business, which we completed in September 2006, dovetails well with our existing Diamond® and other Branded consumable businesses. In total, all our acquisitions in 2006 accounted for less than 5% of our 2006 revenue.

We also embarked on a number of new longer term broader initiatives during the year. Our Operation: Careers for Veterans program, whereby we formalized our policy of actively looking to hire qualified veterans into open positions within the company, was introduced and 5% of our domestic workforce are currently veterans. Through our Coleman® business we have been working with the White House to encourage the youth of today to "Go Outside" as a healthy and fun alternative to indoor activities, piggybacking on the administration's new commitment to state parks and outdoor recreation. Similarly we have challenged our businesses, and suppliers, to actively consider greener alternatives to the way we currently conduct business, whether this is in packaging, freight routes or the products themselves. These projects are indicative of the mindset at Jarden, where we believe in laying the foundation for sustained long term growth and social responsibility.

"Our sustained growth over the last five years has been driven by a combination of successfully executing our organic growth programs while pursuing an aggressive, yet disciplined, acquisition program. 2006 saw a relatively small amount of acquisition activity as we focused on successfully integrating our 2005 acquisitions."

In conclusion, I stated at the beginning of 2005 that we believed we had set a foundation that would double our as adjusted earnings per share in a three to five year period. I believe that we are on track to achieve this on the earlier end of our timetable, achieving superior returns for shareholders in the process. We are highly motivated to continue this momentum and our businesses have entered 2007 with high expectations. My deepest gratitude goes to our management teams and global workforce, whose skill, pride and determination have driven Jarden towards excellence. 2007 could well be the most exciting year ever for Jarden and we will strive to deliver again for you, our shareholders.



Martin E. Franklin
Chairman of the Board and Chief Executive Officer



JARDEN *today*

We are a world-class consumer products company with a diverse product line and global footprint. Jarden has strong brand equity and leading market positions. Many of our products enjoy recurring revenue steams, which is a testimony to our company's continued success.

Aviator®	Hoyle®
Ball®	Java-Log®
Bee®	KEM®
Bernardin®	Kerr®
Bicycle®	Lehigh®
Bionaire®	Leslie-Locke®
Campingaz®	Loew Cornell®
Coleman®	Mr. Coffee®
Crawford®	Oster®
Crock-Pot®	Pine Mountain®
Diamond®	Rival®
Dicon®	Seal-A-Meal®
First Alert®	StarterLogg®
FoodSaver®	Sunbeam®
Forster®	VillaWare®
Harmony®	Wellington®
Health o meter®	White Mountain™
Health at Home®	Zarafina®

OPTIMIZING MANUFACTURING *and* SOURCING

Combination of domestic and international sourcing and manufacturing creates a competitive advantage in the marketplace

- Constantly evaluating sourcing strategies by product line
- Optimizing sourcing locations
- Sourcing products from over 18 countries

OUR GLOBAL MANUFACTURING PLATFORM

CANADA

CHINA

FRANCE

ITALY

MEXICO

SPAIN

UNITED KINGDOM

UNITED STATES

VENEZUELA









First Alert
Tundra
STOP
FIRE
FAST!




MULTI-
MATCH


MULTI-
MATCH
Acrylic Painting

BRANDED CONSUMABLES

Affordable, consumable, widely recognized, niche branded consumer products used in and around the home

2006 Net Sales of $812 million and Segment Earnings of $118 million

We design, manufacture or source and distribute a broad array of products used every day by consumers in over 100 countries. Our broad line of products are comprised of trusted and well recognized brands that in some cases have been in existence for well over 100 years such as, Bicycle® and Ball® We have also established new brands and products which have immediate credibility with consumers as a result of our co-branding them with an established brand such as the new Tundra® fire extinguishing spray by First Alert® In 2006, we extended the Bicycle® brand by introducing new family oriented products such as Bicycle® domino sets and soduko card games to capture consumer interest in these game categories. Our palette of products include arts and crafts products under the Loew Cornell® brand; safety related products such as smoke and carbon monoxide detectors by First Alert®, BRK®, American Sensor® and Dicon®; plastic cutlery, matches and lighters marketed utilizing the Diamond® brand; all natural fresh preserving products for the home canner under the Ball®, Kerr®, Golden Harvest® and Bernardin® brands; we have a vast array of playing card brands and market them along with gaming accessories for the consumer and casino market, as well as card games, poker sets and chips primarily marketed under the Bicycle®, Bee®, Hoyle® and KEM® brands. In the Do-It-Yourself channel we market Crawford® garage storage products, Leslie-Locke® hardware and our Lehigh® and Wellington® cordage lines have extended their distribution by utilizing the Coleman® brand to market new cordage products for the sporting enthusiast in select sporting goods channels; and we ended 2006 by adding the Pine Mountain® and Java Log® portfolio of fire starting and fire log products to our array of quality consumer product offerings.



BRANDED CONSUMABLES

Highest margin business for Jarden with further margin expansion opportunities

We MANUFACTURE *or* SOURCE, MARKET *and* DISTRIBUTE
a *broad line of branded consumer* products, many of which are fundamental household staples, such as the products displayed below.




BICYCLE
PLAYING CARDS


Forks, Spoons
& Knives








Pine Mountain





CONSUMER SOLUTIONS

A leading global consumer products company built around a dynamic portfolio of differentiated, world-class brands and winning people, dedicated to delivering superior value and innovation to our customers

2006 Net Sales of $1.9 billion and Segment Earnings of $250 million

We manufacture or source, market, distribute and license rights to an array of innovative consumer products that are designed to improve consumers' lives by enhancing sleep, health, personal care, cooking and other daily necessities with leading products such as coffeemakers, bedding, home vacuum packaging machines, heating pads, slow cookers, air cleaning products, fans and personal and animal grooming products, as well as related "consumable" items for certain of these products. We sell kitchen products under the Crock-Pot®, FoodSaver®, Mr. Coffee®, Oster®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain™ brand names, among others. Personal care and grooming products are sold under the Health o meter®, Oster® and Sunbeam® brand names, among others. Home environment products include our portable air cleaning products, humidifiers sold under the Bionaire® and Harmony® brand names, and our fans and heaters sold under the Holmes® and Patton® brand names.



CONSUMER SOLUTIONS

Strong portfolio of brands with leading positions in core categories

We MANUFACTURE *or* SOURCE, MARKET, DISTRIBUTE *and* LICENSE *rights to an array of innovative* consumer products that are designed to improve consumers' lives, such as the products displayed below.










OUTDOOR SOLUTIONS

Durable and functional products designed to maximize the enjoyment of outdoor recreational experiences

2006 Net Sales of $901 million and Segment Earnings of $84 million

Outdoor solutions is a leading global designer, manufacturer and marketer of airbeds, coolers, grills, lanterns, sleeping bags, stoves, tents and other related outdoor activity products. We manufacture or source, market and distribute products worldwide under, and license rights to the Campingaz® and Coleman® brand names. Our product line services the camping, backpacking, tailgating, backyard grilling and other outdoor recreation markets. Coleman® continued its role as an innovator in the outdoor recreation market with the introduction of more than 150 new products including, the RoadTrip® Grill LXE, double-high air beds, Fold 'N Go Stove™, Pinnacle™ Lantern, FireLight™ Torches and WaterBeam™ Flashlights.



OUTDOOR SOLUTIONS


LET'S GO OUTSIDE

Strong international platform with leadership in Europe,

Canada and Japan.

Outdoor Solutions is a leading GLOBAL DESIGNER, MANUFACTURER *and* MARKETER of airbeds, coolers, grills, lanterns, sleeping bags, stoves, tents and other related outdoor recreation activity products, such as the products displayed below.










Windows
Ultimate
Upgrade
Office
Ultimate 2007
Word 2007
Excel 2007
PowerPoint 2007
Microsoft

PROCESS SOLUTIONS

Provider of creative plastic & zinc solutions, offering our customers forward-thinking, efficient, and innovative solutions to product and project challenges

2006 Net Sales of $309 million and Segment Earnings of $34 million

We manufacture, market and distribute a wide variety of plastic products including closures, contact lens packaging, plastic cutlery, refrigerator door liners and medical disposables. We are the largest North American producer of niche products fabricated from solid zinc strip and are a primary source supplier of copper-plated zinc penny blanks to both the United States Mint and the Royal Canadian Mint, as well as a supplier of coinage to other international markets.

PROCESS SOLUTIONS

A dynamic portfolio of world class brands

We MANUFACTURE, MARKET *and* DISTRIBUTE a *wide variety of plastic products* including closures, contact lens packaging, plastic cutlery, refrigerator door liners and medical disposables, such as the products displayed below.




KODIAK
GRIZZLY
GRIZZLY









Selected Financial Data

Jarden Corporation 2006 Annual Report

The following tables set forth the Company's selected financial data as of and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002. The selected financial data set forth below has been derived from our audited consolidated financial statements and related notes thereto where applicable for the respective fiscal years. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as our consolidated financial statements and notes thereto. These historical results are not necessarily indicative of the results to be expected in the future. The results of Diamond Brands, Lehigh, USPC, American Household and Holmes are included from their dates of acquisition of February 1, 2003, September 2, 2003, June 28, 2004, January 24, 2005 and July 18, 2005, respectively. Certain reclassifications have been made in the Company's financial statements of prior years to conform to the current year presentation. These reclassifications had no impact on previously reported net income.

	For the Years Ended December 31,				
	2006 (a)(g)	2005 (b)(c)(g)	2004 (c)(d)	2003 (c)(e)	2002 (c)(f)
Statements of Income Data					
(in millions, except per share data)					
Net sales	$3,846.3	$3,189.1	$ 838.6	$587.7	$367.1
Operating earnings	300.6	186.0	96.0	71.5	65.1
Interest expense, net	112.6	84.2	27.6	19.2	12.6
Loss on early extinguishment of debt	—	6.1	—	—	—
Income tax provision	82.0	35.0	26.0	20.5	16.2
Net income	106.0	60.7	42.4	31.8	36.3
Paid in-kind dividends on Series B & C preferred stock	—	(9.7)	—	—	—
Charge from beneficial conversion of Series B and Series C preferred stock	—	(38.9)	—	—	—
Income available to common stockholders	$ 106.0	$ 12.1	$ 42.4	$ 31.8	$ 36.3
Basic earnings per share	$ 1.62	$ 0.23	$ 1.03	$ 0.93	$ 1.16
Diluted earnings per share	$ 1.59	$ 0.22	$ 0.99	$ 0.90	$ 1.12

	As of and for the Years Ended December 31,				
	2006	2005 (a)(b)	2004 (b)(c)	2003 (b)(d)	2002 (b)(e)
Other Financial Data					
(in millions)					
EBITDA[h]	$ 367.0	$ 243.6	$ 115.2	$ 86.5	$ 75.1
Cash flows from operations[i]	236.0	240.9	70.2	73.8	70.0
Depreciation and amortization	66.4	57.6	19.2	15.0	10.0
Capital expenditures	68.8	58.5	10.8	12.8	9.3
Balance Sheet Data					
Cash and cash equivalents	$ 202.6	$ 237.1	$ 20.7	$125.4	$ 56.8
Working capital[j]	839.6	749.9	181.4	242.0	101.6
Total assets	3,882.6	3,524.6	1,042.4	759.7	366.8
Total debt	1,441.0	1,541.4	487.4	387.4	216.9
Total stockholders' equity	1,257.4	1,003.8	334.0	249.9	76.8

Selected Financial Data

[a] *For 2006, the Company's operating earnings and earnings before interest, taxes and depreciation and amortization ("EBITDA") (see item (h) below) of $300.6 million and $367.0 million, respectively, were reduced by the following amounts: purchase accounting adjustments for $10.4 million of the elimination of manufacturer's profit in inventory, $23.0 million of stock-based compensation costs related to stock options and restricted shares of the Company's common stock, and $36.8 million of reorganization and acquisition-related integration cost (see item (g) below).*

[b] *For 2005, the Company's operating earnings and EBITDA of $186 million and $243.6 million, respectively, were reduced by the following amounts: purchase accounting adjustments for $22.4 million of the elimination of manufacturer's profit in inventory, $2.5 million of write offs of inventory related to reorganization and acquisition-related integration initiatives, $62.4 million of stock-based compensation costs related to stock options and restricted shares of Company common stock to employees and the early adoption of Statement of Financial Accounting Standards No. 123 (revised 2004) "Share Based Payment," and $29.1 million of reorganization and acquisition-related integration costs (see item (g) below).*

[c] *The results of AHI are included from January 24, 2005; Holmes from July 18 2005; USPC from June 28, 2004; Lehigh from September 2, 2003; Diamond Brands from February 1, 2003; and Tilia from April 1, 2002; which are the respective dates of acquisition.*

[d] *2004 includes stock-based compensation costs of $32.2 million related to restricted shares. As a result, the Company's operating earnings and EBITDA (see item (h) below) of $96 million and $115.2 million, respectively, were each reduced by such amount.*

[e] *2003 includes stock-based compensation costs of $21.8 million related to restricted shares of the Company's common stock to employees. As a result, the Company's operating earnings and EBITDA (see item (h) below) of $71.5 million and $86.5 million, respectively, were each reduced by such amount.*

[f] *2002 includes a net release of a $4.4 million tax valuation allowance. As a result, the Company's net income of $36.3 million included the benefit of this release.*

[g] *Reorganization and acquisition-related integration costs were comprised of costs such as costs to evaluate strategic options, discharge of deferred compensation obligations, separation costs for former officers, corporate restructuring costs, costs to exit facilities and leases, reduction of long-term performance based compensation, litigation charges and items related to our divested thermoforming operations.*

[h] *EBITDA, a non-GAAP financial measure, is presented in this Annual Report on Form 10-K because the Company's credit facility and senior subordinated notes contain financial and other covenants which are based on or refer to the Company's EBITDA. In this regard, GAAP refers to generally accepted accounting principles in the United States. Additionally, EBITDA is a basis upon which our management assesses financial performance and the Company believes it is frequently used by securities analysts, investors and other interested parties in measuring the operating performance and creditworthiness of companies with comparable market capitalization to the Company, many of which present EBITDA when reporting their results. Furthermore, EBITDA is one of the factors used to determine the total amount of bonuses available to be awarded to executive officers and other employees. EBITDA is widely used by the Company to evaluate potential acquisition candidates. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. Because of these limitations, EBITDA should not be considered a primary measure of the Company's performance and should be reviewed in conjunction with, and not as substitute for, financial measurements prepared in accordance with GAAP that are presented in this Annual Report on Form 10-K. A reconciliation of the calculation of EBITDA, is presented below:*

Reconciliation of non-GAAP Measure:

	For the Years Ended December 31,				
(in millions)	**2006**	**2005**	**2004**	**2003**	**2002**
Net income	$106.0	$ 60.7	$ 42.4	$31.8	$36.3
Income tax provision	82.0	35.0	26.0	20.5	16.2
Interest expense, net	112.6	84.2	27.6	19.2	12.6
Loss on early extinguishment of debt	—	6.1	—	—	—
Depreciation and amortization	66.4	57.6	19.2	15.0	10.0
EBITDA	$367.0	$243.6	$115.2	$86.5	$75.1

[i] *For the year ended December 31, 2002, cash flows from operations included $38.6 million of income tax refunds resulting primarily from the 2001 loss on divestiture of assets.*

[j] *Working capital is defined as current assets (including cash and cash equivalents) less current liabilities.*

Management's Discussion and Analysis

Jarden Corporation 2006 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following "Overview" section is a brief summary of the significant items addressed in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"). Investors should read the relevant sections of this MD&A for a complete discussion of the items summarized below. The entire MD&A should be read in conjunction with Item 6. Selected Financial Data and Item 8. Financial Statements and Supplementary Data appearing elsewhere in this Annual Report on Form 10-K.

OVERVIEW

Jarden Corporation is a leading provider of primarily niche consumer products used in and around the home. Jarden currently operates in three primary business segments: Branded consumables, Consumer solutions, and Outdoor solutions. During the first quarter of 2006, management changed the Company's reportable segments to reflect the new structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision-making purposes, including the allocation of resources. As a result, the First Alert business was moved from the Consumer solutions segment to the Branded consumables segment. During 2006, the Company changed the manner in which it measures segment operating performance to be "segment earnings". All prior periods have been reclassified to conform to current reporting structure and performance measures.

We manufacture or source, market and distribute a broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples including arts and crafts paint brushes, children's card games, clothespins, collectible tins, firelogs and firestarters, home safety equipment, home canning jars, jar closures, kitchen matches, other craft items, plastic cutlery, playing cards and accessories, rope, cord and twine, storage and workshop accessories, toothpicks and other accessories. This segment markets our products under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, BRK®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, KEM®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain® brand names, among others.

We manufacture or source, market, distribute and license rights to an array of innovative consumer products that are designed to improve consumers' lives by enhancing sleep, health, personal care, cooking and other daily necessities with leading products such as coffee makers, bedding, home vacuum packaging machines, heating pads, slow cookers, air cleaning products, fans and heaters and personal and animal grooming products, as well as related consumable products. We sell kitchen products under the well-known Crock-Pot®, FoodSaver®, Mr. Coffee®, Oster®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain™ brand names. Personal care and grooming products are sold under the Health o meter®, Oster® and Sunbeam® brand names. Our portable air cleaning products are sold under the Bionaire® and Harmony® brand names, and our fans and heaters are sold under the Holmes® and Patton® brand names.

In the Outdoor solutions segment, the Company manufactures or sources, markets and distributes outdoor leisure products worldwide under the Campingaz® and Coleman® brand names for use outside the home or away from the home, such as products for camping, backpacking, tailgating, backyard grilling and other outdoor activities.

The Process solutions segment (formerly referred to as the "Other" segment) primarily consists of a plastic consumables business which manufactures, markets and distributes a wide variety of consumer and medical plastic products for original equipment manufacturer customers and its primary business segments, and its zinc strip business, which is the largest producer of zinc strip and fabricated products in North America, including plated blanks for circulation coinage.

ACQUISITIONS

During 2006, 2005, and 2004, the Company completed a number of acquisitions that by nature are complementary to the Company's core businesses and from an accounting standpoint were not significant individually or in the aggregate. Hereafter, these acquisitions are referred to as "tuck-in" acquisitions.

2006 Activity

During 2006, the Company completed four tuck-in acquisitions, three in the Branded consumables segment and one in the Consumer solutions segment.

2005 Activity

On July 18, 2005, the Company completed its acquisition of Holmes, a privately held company, for approximately $420 million in cash and 6.15 million shares of its common stock. Holmes is a leading manufacturer and distributor of home environment and small kitchen electrics under brand names such as Bionaire®, Crock-Pot®, Harmony®, Holmes®, Patton®, Rival®, Seal-a-Meal® and White Mountain™. Effective on the acquisition date, the Holmes business was integrated within its existing Consumer solutions segment. Financing for the THG Acquisition is discussed in "Financial Condition, Liquidity and Capital Resources" below.

On January 24, 2005, the Company completed its acquisition of AHI, a privately held company, for approximately $745.6 million for the equity and the repayment of approximately $100 million of indebtedness. Of the equity portion of the purchase price, the Company held back $40 million from the sellers to cover potential indemnification claims against the sellers of AHI. Effective on the acquisition date, the legacy Sunbeam Products business was integrated within its existing Consumer solutions segment and the Coleman business formed a new segment named Outdoor solutions. Financing for the AHI Acquisition is discussed in "Financial Condition, Liquidity and Capital Resources" below.

2004 Activity

On June 28, 2004 the Company acquired approximately 75.4% of the issued and outstanding stock of USPC and subsequently acquired the remaining 24.6% pursuant to a put/call agreement ("Put/Call Agreement") on October 4, 2004. USPC is a manufacturer and distributor of playing cards and related games and accessories. The aggregate purchase price was approximately $238 million, including transaction expenses and deferred consideration amounts.

The USPC Acquisition includes an earn-out provision. The Company has concluded that the maximum potential contingent consideration of $10 million was earned by the Sellers and accordingly has accrued such amounts as of December 31, 2006. The Company intends to pay this contingent consideration in cash and to capitalize such payment.

During the first quarter of 2004, the Company completed the tuck-in acquisition of Loew-Cornell, a leading marketer and distributor of paintbrushes and other arts and crafts products. The Loew-Cornell Acquisition includes an earn-out provision with a payment in cash based on earnings performance targets. As of December 31, 2006, a portion of the contingent earn-out was not determinable beyond a reasonable doubt. However, the Company has accrued $3.5 million, representing the portion of the contingent consideration which is determinable and due to seller.

As discussed further hereafter, the results of operations for 2006 versus 2005 include the results of Holmes and AHI from their respective acquisition dates. The differences in operating results in 2006 versus 2005 are primarily due to these acquisitions (the "Acquisitions").

	Years Ended December 31,		
(in millions)	2006	2005	2004
Net sales	$3,846.3	$3,189.1	$838.6
Cost of sales	2,904.0	2,402.3	563.2
Selling, general and administrative expenses	604.9	571.7	179.4
Reorganization and acquisition-related integration costs	36.8	29.1	—
Operating earnings	300.6	186.0	96.0
Interest expense, net	112.6	84.2	27.6
Loss on early extinguishment of debt	—	6.1	—
Income before taxes	188.0	95.7	68.4
Income tax provision	82.0	35.0	26.0
Net income	106.0	60.7	42.4
Paid-in-kind dividends on Series B and C preferred stock	—	(9.7)	—
Charges from beneficial conversions of Series B and C preferred stock	—	(38.9)	—
Income available to common stockholders	$ 106.0	$ 12.1	$ 42.4

Management's Discussion and Analysis

Jarden Corporation 2006 Annual Report

RESULTS OF OPERATIONS—COMPARING 2006 TO 2005

	Net Sales	
	Years ended December 31,	
(in millions)	2006	2005
Branded consumables	$ 812.0	$ 685.0
Consumer solutions	1,892.2	1,518.3
Outdoor solutions	901.0	820.7
Process solutions	309.4	233.6
Corporate / Unallocated	—	—
Intercompany eliminations[1]	(68.3)	(68.5)
	$3,846.3	$3,189.1

[1] *Intersegment sales are recorded at cost plus an agreed upon intercompany profit on intersegment sales.*

Net sales for the year ended December 31, 2006 increased approximately $657 million, or 21% to $3.85 billion versus the same period in the prior year. The increase was primarily due to the acquisitions and volume increases across all segments. The increase in Consumer solutions was primarily due to the acquisition of THG ($246 million) and new product introductions. Outdoor solutions volume increases were primarily due to new product introductions and favorable point of sale promotional activity. Branded consumables volume increases were primarily due to acquisitions and increased demand in plastic cutlery and other serviceware, smoke and carbon monoxide alarms, and arts and crafts. Net sales increased in the Process solutions segment primarily due to increased commodity pricing, including zinc and nickel, ($14.6 million), as well as new customers and new products at both the zinc and plastic operations.

Cost of sales increased approximately $502 million to approximately $2.9 billion for the year ended December 31, 2006 versus the same period in the prior year, primarily due to the increase in sales volume due to the acquisitions. Cost of sales as a percentage of net sales remained flat in 2006 versus 2005. In 2006, the provision for product warranty increased by $32.1 million versus 2005. Additionally, in 2006, raw material pricing for zinc, copper, nickel and resin was unfavorable versus 2005 ($20.4 million). The Company continues to expect commodities and related pricing to remain volatile in 2007. The Company will attempt to mitigate such risks by passing through price changes to many of its customers. Included in 2006, was $10.4 million of charges related to the elimination of manufacturer's profit in inventory due to the acquisitions (Branded consumables segment), versus $22.4 million in 2005 (Consumer solutions segment).

Selling, general and administrative expenses increased $33.2 million to approximately $605 million for the year ended December 31, 2006 versus the same period in the prior year. The increase was primarily due to the acquisitions and increased expenses to support higher sales volume. Selling, general and administrative expenses as a percentage of net sales declined to16% in 2006 from 18% in 2005, primarily due to lower stock-based compensation expense in 2006 ($23 million in 2006 versus $62.4 million in 2005). The amounts in 2005 primarily relate to achieving certain market conditions related to certain equity awards ($38.9 million) and the adoption of SFAS No. 123, "Shared-Based Payment (Revised 2004)," ("SFAS 123r") ($23.5 million). Additionally, the Company recognized the benefits achieved from reorganization and cost reduction activities initiated in 2006 and 2005, primarily in the Consumer solutions and Outdoor solutions segments. The Company believes it will continue to recognize additional benefits from these activities in 2007.

Reorganization and acquisition-related integration costs, net, increased by $7.7 million to $36.8 million for the year ended December 31, 2006 versus the same period in the prior year. These charges primarily relate to integration-related activities in the Consumer solutions segment ($26.6 million) as the Company rationalizes both its manufacturing and administrative platforms principally as a result of the THG Acquisition. The Company believes that additional reorganization charges will continue in 2007, however, these charges are expected to decline in 2007 versus 2006.

Net interest expense increased by approximately $28 million to approximately $113 million for the year ended December 31, 2006 versus the same period in the prior year. This increase was principally due to higher levels of outstanding debt in 2006 compared to the same period in 2005, resulting from the additional debt financing required to fund the acquisitions. In addition, its weighted average interest rate increased from 6.4% for the year ended December 31, 2005 to 7.3% for the same period in 2006.

The Company's effective tax rate for the year ended December 31, 2006 and 2005 was approximately 43.6% and 36.5%, respectively. The increase in the tax provision results principally from a $13.6 million tax charge recorded in association with the internal legal reorganization of the domestic Consumer solutions businesses, offset by lower tax rates assessed on a greater percentage of foreign earnings.

Net earnings available to common stockholders for the year ended December 31, 2006 increased $93.9 million to $106 million versus the same period in the prior year. The increase in net earnings was primarily due to charges recorded in 2005 related to the conversion of the Company's Series B and C preferred stock ($48.6 million), the adjustment for the fair value of inventory related to the AHI Acquisition and THG Acquisition ($14.2 million) and the loss on early extinguishment of debt ($3.9 million). Improved operating results for the period were also attributable to increased volumes related to the acquisitions and benefits achieved from prior year integration initiatives and lower stock-based compensation expense, partially offset by increased reorganization costs.

For the year ended December 31, 2006 earnings per share were $1.59 per diluted share versus $0.22 per diluted share for 2005. In addition to the items above, the earnings per share was favorably impacted as a result of the two million shares of the Company's common stock repurchased in March 2006 through a privately negotiated transaction for $50 million, partially offset by the sale of four million shares in November 2006.

RESULTS OF OPERATIONS—COMPARING 2005 TO 2004

	Net Sales	
	Years ended December 31,	
(in millions)	2005	2004
Branded consumables	$ 685.0	$473.1
Consumer solutions	1,518.3	222.2
Outdoor solutions	820.7	—
Process solutions	233.6	195.6
Corporate / Unallocated	—	—
Intercompany eliminations[1]	(68.5)	(52.3)
	$3,189.1	$838.6

[1] *Intersegment sales are recorded at cost plus an agreed upon intercompany profit on intersegment sales.*

The Company reported net sales of $3.2 billion for the year ended December 31, 2005, a 280% increase from net sales of $839 million in the same period for 2004. Branded consumables increased $212 million, principally due to the USPC Acquisition ($60.3 million). Consumer solutions increase was primarily due to the AHI Acquisition and THG Acquisition ($1.5 billion), partially offset by a $45 million decrease in sales of FoodSaver®. Process solutions increased $38 million, principally due to higher sales of plastic cutlery and Ball® freezer jars and higher third party sales of low denomination coinage.

Gross margin percentages on a consolidated basis decreased to 24.7% in the year ended December 31, 2005 compared to 32.8% in the year ended December 31, 2004. The gross margin decline was primarily due to adjustments for manufacturer's profit in acquired inventory and write-offs of inventory related to reorganization and acquisition-related integration initiatives ($24.9 million) and the acquisitions of AHI and Holmes product lines, which have lower gross margins than the product lines included in the same period in the prior year.

Selling, general and administrative expenses increased to $572 million in the year ended December 31, 2005 from $179 million in the year ended December 31, 2004. On a percentage of net sales basis, selling, general and administrative expenses decreased to 18% in 2005 from 21% to 2004. The increase in dollar terms was principally the result of the acquisitions completed during 2005 and 2004. The decrease in percentage terms was principally due to the inclusion of the acquired businesses which allow the leveraging of these expenses over a larger revenue base and cost saving initiatives.

Included in selling, general and administrative expenses for the years ended December 31, 2005 and 2004 are non-cash compensation costs primarily related to stock options and restricted stock awards of approximately $62.4 million and $32.2 million, respectively, resulting from the lapsing of restrictions over restricted stock awards and the early adoption of the provisions of SFAS No. 123r.

Reorganization and acquisition-related integration costs of $29.1 million were incurred in the year ended December 31, 2005, primarily consisting of severance and other employee related benefit costs as well as charges relating to the transitioning of operations between facilities and offices, plant closures and write-offs of the carrying value of certain equipment and software applications.

Net interest expense increased to $84.2 million in the year ended December 31, 2005 compared to $27.6 million in the year ended December 31, 2004. This increase was principally due to higher levels of outstanding debt maintained during 2005 compared to the same period in 2004, resulting from the additional debt financing required to fund the acquisitions of Holmes and AHI. In addition, its weighted average interest rate increased from approximately 5.5% in 2004 to just over 6.4% in 2005.

The Company's effective tax rate for the year ended December 31, 2005 was 36.5% compared to an effective tax rate of 38% in the year ended December 31, 2004. The principal reason for this decline was lower tax rates assessed on foreign earnings, which represent a larger proportion of the Company's earnings in 2005 as compared to 2004.

In connection with the AHI Acquisition, the Company issued $350 million of equity securities, comprised of approximately $21.4 million of its common stock, approximately $128.6 million of its Series B Convertible Participating Preferred Stock ("Series B Preferred Stock") and approximately $200.0 million of its Series C Mandatory Convertible Participating Preferred Stock ("Series C Preferred Stock") to certain private equity investors (see "Financial Condition, Liquidity and Capital Resources"). As a result, its net income of $60.7 million for the year ended December 31, 2005 was reduced by paid-in-kind dividends on the Series B Preferred Stock and Series C Preferred Stock in the aggregate amount of approximately $9.7 million, and further reduced by a $38.9 million beneficial conversion charge on the Series B Preferred Stock and Series C Preferred Stock. Therefore, its earnings available to common stockholders was $12.1 million for the year ended December 31, 2005 and its diluted earnings per share was $0.22, compared to diluted earnings per share of $0.99 for the same period last year. The Series B Preferred Stock and accrued paid-in-kind dividends were converted into common stock in the third quarter of 2005. The Series C Preferred Stock and accrued paid-in-kind dividends were converted into Series B Preferred Stock and common stock during the second quarter of 2005.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

The Company believes that its cash and cash equivalents, cash generated from operations and the availability under the senior credit facility as of December 31, 2006, provide sufficient liquidity to support working capital requirements, planned capital expenditures, completion of current and future reorganization and acquisition-related integration programs, and servicing debt obligations.

Net cash provided by operating activities was $236 million for the year-ended December 31, 2006, compared to net cash provided by operating activities of $241 million for the same period last year. This includes $38.8 million and $19.3 million of cash paid for reorganization and acquisition-related integration costs in 2006 and 2005, respectively. Excluding cash restructuring, the overall improvement is primarily due to improved operating results and benefits realized from the reorganization and acquisition-related integration initiatives.

Net cash provided by financing activities for the year-ended December 31, 2006 was $4.4 million compared to net cash provided of approximately $1.3 billion for the same period in 2005. The decrease was principally driven by the repurchase of two million shares of the Company's common stock in March 2006 through a privately negotiated transaction for $50 million, as well as the issuance of debt to fund the AHI and THG acquisitions during 2005. The Company has never paid cash dividends on its common shares and currently does not plan to do so for the foreseeable future.

Net cash used in investing activities for the year-ended December 31, 2006 was $278 million versus $1.3 billion for the same period in 2005. For the year ended December 31, 2006, capital expenditures were $68.8 million versus $58.5 million for the same period in 2005. The Company has historically maintained capital expenditures at less than 2% of net sales. For 2006 this percentage was 1.8%. The Company believes capital expenditures for 2007 may slightly exceed 2% of net sales and then return below this threshold in 2008. Cash used for the acquisition of businesses for the year ended December 31, 2006 was $210 million versus $1.3 billion for the same period in 2005.

Capital Resources

On January 29, 2007, the Company launched a cash tender offer (the "Tender Offer") for its $180 million aggregate principal amount 9 3/4% Senior Subordinated Notes due 2012. As of the consent date of February 9, 2007, the Company purchased approximately $167 million, or approximately 93% of the aggregate principal amount outstanding of its 9 3/4% Senior Subordinated Notes due 2012. In connection with such purchase, the Company also paid a tender premium of approximately $9.5 million for such notes.

On February 13, 2007, the Company completed its registered public offering for $550 million aggregate principal amount of 7 1/2% Senior Subordinated Notes due 2017. On February 14, 2007, the Company completed an add-on offering of $100 million principal amount of 7 1/2% Senior Subordinated Notes due 2017. The net proceeds of approximately $636 million from the new senior subordinated notes offerings will be used to fund the Tender Offer, pay down a portion of the outstanding term loan balance under its senior credit facilities and for general corporate purposes, including the funding of capital expenditures and potential acquisitions. The Company also amended certain aspects of its Senior Credit Facility, effective February 13, 2007, to allow for the paydown of the 9 3/4% Senior Subordinated Notes due 2012 in its entirety, appoint a new administrative agent; reduce the applicable margin on Term Loan B1 from 1% to .75% per annum for base rate loans and from 2% to 1.75% for Eurodollar loans; add the ability of the Company to enter into one or more incremental term loans and to increase our revolving loan commitments in an aggregate principal amount not to exceed $750 million, of which an aggregate $150 million can be utilized to increase our revolving loan commitments; and modify certain of its restrictive and financial covenants, among other things. The Tender Offer, new senior subordinated notes offerings and the amendment to the Senior Credit Facility are collectively referred to herein as the "Financing Transactions."

On August 28, 2006, the Company completed a $250 million receivable purchase agreement, which is subject to annual renewal, bears interest at a margin over the commercial paper rate and is accounted for as a borrowing. Under this agreement, substantially all of the Company's Outdoor solutions and Consumer solutions accounts receivable are sold to a special purpose entity, Jarden Receivables, LLC ("JRLLC"), which is a wholly-owned consolidated subsidiary of the Company. JRLLC funds these purchases with borrowings under a loan agreement, secured by the accounts receivable. There is no recourse to the Company for the unpaid portion of any loans under this loan agreement. The securitization facility is reflected as a short-term borrowing on the Company's balance sheet because the term of the loan agreement, subject to annual renewals, runs until August 23, 2007. The facility will be drawn upon and repaid as needed to fund general corporate purposes. The initial proceeds were used to fund a portion of the acquisition of the firelog and firestarter business of Conros Corporation, Conros International Ltd., and Java Logg Global Corporation. In contemplation of this securitization transaction, the Company executed an amendment to its Senior Credit Facility, dated August 23, 2006, which permitted the securitization facility, among other things. As of December 31, 2006, there were no amounts outstanding under this securitization facility and approximately $182 million was available for borrowing. The Company is required to pay commitment fees on the unused balance of the $250 million securitization facility.

In 2005, in connection with the AHI Acquisition the Company entered into a new Senior Credit Facility (the "Facility') that replaced the then existing credit facility. The Facility consists of an $850 million Term Loan (which matures in 2012) and a revolving credit facility with an aggregate commitment of $200 million (which matures in 2010). On February 24, 2006, the Company executed an amendment to the Facility, which modified certain covenants and permitted the Company to increase its repurchases of common stock. In connection with this amendment, the Company voluntarily prepaid $26.0 million of principal outstanding under the Term Loan portion of the Facility in March 2006. For the year ended December 31, 2005, the Company was required to prepay $2.4 million of principal outstanding on the Facility Term Loans and Foreign Senior Debt (defined below) based on a calculation of "Excess Cash Flow" as defined in the Facility. The Company made this required prepayment, along with a voluntary prepayment of $25 million of principal outstanding on the Facility Term Loans, in April 2006.

In accordance with the Senior Credit Facility agreement, the Company was required to repay $19.3 million of principal outstanding under its Senior Credit Facility Term Loans and Foreign Senior Debt as a result of the proceeds received from its November 2006 equity offering (see Note 13), additionally, a voluntary repayments on its Senior Credit Facility Term Loans of $1.5 million and Foreign Senior Debt of $4.8 million, were made on December 29, 2006.

At December 31, 2006, there was no amount outstanding under the revolving credit portion of the Facility. At December 31, 2006, net availability under the Facility was $173.1 million, after deducting $26.9 million of outstanding letters of credit. The Company is required to pay commitment fees on the unused balance of the revolving credit facility. At December 31, 2006, the annual commitment fee on unused balances was 0.375%.

Certain foreign subsidiaries of the Company maintain working capital lines of credits with their respective local financial institutions for use in operating activities. At December 31, 2006, the aggregate amount available under these lines of credit totaled approximately $29.3 million.

The Company was in compliance with all its debt covenants as of December 31, 2006.

The Company maintains cash balances which at times may be significant, at various international subsidiaries. At December 31, 2006, approximately $30 million of cash was maintained in Venezuela and China and may be subject to certain availability restrictions. The Company does not believe that such restrictions will materially affect the Company's liquidity, nor does the Company rely on these cash balances to fund operations outside of the country where the cash was generated.

On July 18, 2005, in connection with the THG Acquisition, the Company issued 6.15 million shares of the Company's common stock and paid $420 million in cash. The aggregate purchase price was approximately $680 million.

In November 2006, the Company completed an equity offering which included four million newly issued shares of common stock that resulted in net proceeds to the Company of approximately $139 million. The proceeds were used to pay down outstanding loans under its senior credit facility and securitization borrowings.

On March 1, 2006, pursuant to the new stock repurchase program, the Company repurchased two million shares of its common stock for $50 million through a privately negotiated transaction.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table includes aggregate information about its contractual obligations as of December 31, 2006 and the periods in which payments are due. Certain of these amounts are not required to be included in its consolidated balance sheets:

(in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term debt, including scheduled interest payments[1]	$1,923.5	$125.9	$240.3	$1,072.6	$484.7
Capital leases, including scheduled interest payments	32.6	2.7	5.3	23.9	0.7
Operating leases, including scheduled interest payments	145.7	31.2	43.1	29.5	41.9
Unconditional purchase obligations	24.8	21.9	2.1	0.2	0.6
Other current and non-current obligations[2]	256.1	78.9	38.8	38.8	99.6
Total	$2,382.7	$260.6	$329.6	$1,165.0	$627.5

[1] *The debt amounts are based on the principal payments that will be due upon their maturity as well as scheduled interest payments, excluding the impact from interest rate swaps. Interest payments on its variable debt have been calculated based on their scheduled payment dates and using the weighted average interest rate on its variable debt as of December 31, 2006. Interest payments on its fixed rate debt are calculated based on their scheduled payment dates.*

[2] *Other includes acquisition related earn-out payments of approximately $29.4 million anticipated to be paid in 2007.*

Commercial commitments are items that the Company could be obligated to pay in the future and are not included in the above table. As of December 31, 2006, the Company had approximately $27 million in standby and commercial letters of credit, 99% of which expire in 2007.

Other than as discussed specifically above, these amounts are not required to be included in its Consolidated Balance Sheets.

RISK MANAGEMENT

From time to time the Company may elect to enter into derivative transactions to hedge its exposures to interest rate and foreign currency fluctuations. The Company does not enter into derivative transactions for speculative purposes.

The Company actively manages its fixed and floating rate debt mix using interest rate swaps. The Company will enter into fixed and floating rate swaps to alter its exposure to the impact of changing interest rates on its consolidated results of operations and future cash outflows for interest. Floating rate swaps are used to convert the fixed rates of long-term debt into short-term variable rates to take advantage of current market conditions. Fixed rate swaps are used to reduce the Company's risk of the possibility of increased interest costs. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision.

At December 31, 2006, the Company had $725 million of notional amount outstanding in swap agreements that exchange variable interest rates (LIBOR) for fixed interest rates over the terms of the agreements. The Company designated these swaps as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments. At December 31, 2006 the weighted average fixed rate of interest on these swaps was 5.1%. The effective portion of the after tax fair value gains or losses on these swaps is included as a component of accumulated other comprehensive income. There was no ineffectiveness recognized at December 31, 2006 or 2005.

In addition, as of December 31, 2006 the Company had $105 million notional amount interest rate swaps that exchange a fixed rate interest for floating rate six-month LIBOR plus a 523 to 528 basis point spread. These floating rate swaps are designated as fair value hedges against $105 million of principal on the 9 3/4% Senior Subordinated Notes due 2012. The effective portion of the fair value gains or losses on these swaps was offset by fair value adjustments in the underlying borrowings. There was no ineffectiveness recognized at December 31, 2006 or 2005. In conjunction with the Financing Transactions discussed in Capital Resources above, these interest rate swaps were terminated on February 13, 2007.

As part of the foreign repatriation transactions, on December 21, 2005, in connection with Sunbeam Corporation (Canada) Limited ("Sunbeam Canada") legal reorganization and IRC §965 dividend, Sunbeam Canada obtained a senior secured term loan facility ("Canadian Term Loan") of $43 million U.S. dollars. Sunbeam Canada chose to limit the foreign currency exchange exposure of this US dollar loan funded by a Canadian dollar based entity by entering into a cross-currency interest rate swap that fixes the exchange rate of the amortizing loan balance for the life of the loan. The swap instrument exchanges the variable interest rate bases of the U.S. dollar balance (3-month U.S. LIBOR plus a spread of 175 basis points) and the equivalent Canadian dollar balance (3-month CAD BA plus a spread of 192 basis points). This swap instrument is designed to achieve hedge accounting treatment under Financial Accounting Standards Board Statement No. 133 ("SFAS 133") as a fair value hedge of the underlying term loan. The fair market value of this cross-currency interest rate swap as of December 31, 2005 was immaterial and is included as a long-term liability in the Consolidated Balance Sheet, with a corresponding offset to long-term debt.

The Company uses forward foreign currency contracts to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives are deferred as a component of accumulated other comprehensive income and are recognized in earnings at the same time that the hedged item affects earnings and are included in the same caption in the statement of operations as the underlying hedged item. At December 31, 2006, the Company had approximately $178 million notional amount of foreign currency contracts outstanding.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ESTIMATES

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The following list of critical accounting policies is not intended to be a comprehensive list of all its accounting policies. The Company's significant accounting policies are more fully described in Note 1—Significant Accounting Policies to Item 8.—Financial Statements and Supplementary Data. The following represents a summary of its critical accounting policies, defined as those policies that the Company believes are the most important to the portrayal of its financial condition and results of operations, and/or require management's significant judgments and estimates.

Revenue recognition and allowance for product returns

The Company recognizes revenues at the time of product shipment or delivery, depending upon when title passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Revenue is recognized as the net amount estimated to be received after deducting estimated amounts for product returns, discounts and allowances (collectively "returns"). The Company estimates future product returns based upon historical return rates and its reasonable judgment.

Allowance for accounts receivable

The Company maintains an allowance for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. That estimate is based on historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable. If the financial condition of its customers were to deteriorate or its judgment regarding their financial condition was to change negatively, additional allowances may be required resulting in a charge to income in the period such determination was made. Conversely, if the financial condition of its customers were to improve or its judgment regarding their financial condition was to change positively, a reduction in the allowances may be required resulting in an increase in income in the period such determination was made.

Allowance for inventory obsolescence

The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by us, additional inventory write-downs may be required resulting in a charge to income in the period such determination was made. Conversely, if actual market conditions are more favorable than those projected by us, a reduction in the write down may be required resulting in an increase in income in the period such determination was made.

Deferred tax assets

The Company records a valuation allowance to reduce its deferred tax assets to the amount that the Company believes is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Intangible assets

The Company has significant intangible assets on its balance sheet that include goodwill, trademarks and other intangibles fair valued in conjunction with acquisitions. The valuation and classification of these assets and the assignment of amortizable lives involves significant judgments and the use of estimates. The testing of these intangibles under established guidelines for impairment also requires significant use of judgment and assumptions (such as cash flows, terminal values and discount rates). Our assets are tested and reviewed for impairment on an ongoing basis under the established accounting guidelines. Changes in business conditions could potentially require adjustments to these asset valuations.

Pension and postretirement plans

The Company records annual amounts relating to its pension and postretirement plans based on calculations, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of modifications is generally deferred and amortized over future periods. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience, market conditions and input from its actuaries and investment advisors. The pension and postretirement obligations are measured as of September 30 for all years presented.

The Company employs a total return investment approach for its pension and postretirement benefit plans whereby a mix of equities and fixed income investments are used to maximize the long-term return of pension and postretirement plan assets. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolios contain a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across geography and market capitalization through investments in U.S. large-capitalization stocks, U.S. small-capitalization stocks and international securities. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

The expected long-term rate of return for plan assets is based upon many factors including expected asset allocations, historical asset returns, current and expected future market conditions, risk and active management premiums. The prospective target asset allocation percentage for both the pension and postretirement plans is approximately 55%-65% for equity securities, approximately 25%-40% for bonds and approximately 0%-20% for other securities.

The weighted average expected return on plan assets assumption for the plan year ended September 30, 2006 was approximately 8.2% for the Company's pension plans. The weighted average discount rate used at September 30, 2006 to measure both the pension and postretirement benefit obligations was 5.76% and 5.85%, respectively. A one percentage point decrease in the discount rate at September 30, 2006 would increase the pension plan's accumulated benefit obligation by approximately $30.0 million.

The health care cost trend rates used in valuing the Company's postretirement benefit obligation are established based upon actual health care cost trends and consultation with its actuaries and benefit providers. At September 30, 2006, the current weighted average healthcare trend rate assumption was 8.75% for pre-age 65 and 10.07% for post-age 65. The current trend rate gradually decreases to an ultimate trend rate of 5.0%.

A one percentage point increase in the assumed health care cost trend rates would have the following effects:

	(in millions)
Accumulated postretirement benefit obligation	$0.9
Aggregate of the service and interest cost components net postretirement benefit cost	0.1

A one percentage point decrease in the assumed health care cost trend rates would have the following effects (in millions):

Accumulated postretirement benefit obligation	$(0.9)
Aggregate of the service and interest cost components net postretirement benefit cost	(0.1)

Product liability

As a consumer goods manufacturer and distributor, the Company faces the risk of product liability and related damages for substantial money damages, product recall actions and higher than anticipated rates of warranty returns or other returns of goods. Each year the Company sets its product liability insurance program, which is an occurrence-based program based on current and historical claims experience and the availability and cost of related insurance.

Stock Based Compensation Expense

Effective October 1, 2005, the Company adopted SFAS No. 123, "Share-Based Payment (Revised 2004)," ("SFAS 123r") which requires the measurement and recognition of all unvested outstanding stock-based payment awards made to employees and directors based on estimated fair value at date of grant. Prior to this as permitted under SFAS No. 123, the Company accounted for the issuance of stock options and restricted stock using the intrinsic value method in accordance with Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations. Under SFAS 123r, compensation cost is recognized on a straight-line basis in the Consolidated Statements of Income related to stock options and restricted stock expected to vest as well as the Company's employee stock purchase plans. Prior to this under the aforementioned intrinsic value method, the Company did not recognize compensation cost related to stock options in the Consolidated Statements of Income when the exercise price equaled the market price of the underlying stock on the date of grant. However, the Company would recognize compensation cost in circumstances where the market price of the underlying stock exceeds the exercise price of the Company's stock options on the date of grant.

The fair value of stock options was determined using the Black-Scholes option-pricing model which was previously used for disclosing the Company's pro forma information under SFAS 123. The fair value of the market-based restricted stock awards was determined using a Monte Carlo simulation embedded in a lattice model, and for all other restricted stock awards were based on the closing price of the Company's common stock on the date of grant. The determination of the fair value of the Company's stock option awards and restricted stock awards is based on a variety of factors including, but not limited to, the Company's common stock price, expected stock price volatility over the expected life of awards, and actual and projected exercise behavior. Additionally pursuant to SFAS 123r, the Company has estimated forfeitures for options and restricted stock awards at the dates of grant based on historical experience and will revise as necessary if actual forfeitures differ from these estimates.

Warranty

The Company recognizes warranty costs based on an estimate of amounts required to meet future warranty obligations arising as part of the sale of its products. In accordance with SFAS No. 5 "Accounting for Contingencies," the Company accrues an estimated liability at the time of a product sale based on historical claim rates applied to current period sales, as well as any information applicable to current product sales that may indicate a deviation from such historical claim rate trends.

CONTINGENCIES

The Company is involved in various legal disputes and other legal proceedings that arise from time to time in the ordinary course of business. In addition, the Company or various of its subsidiaries have been identified by the United States Environmental Protection Agency or a state environmental agency as a Potentially Responsible Party pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites. Based on currently available information, the Company does not believe that the disposition of any of the legal or environmental disputes the Company is currently involved in will have a material adverse effect upon the financial condition, results of operations, cash flows or competitive position of the Company. It is possible, that as additional information becomes available, the impact on the Company of an adverse determination could have a different effect.

NEW AND PENDING ACCOUNTING PRONOUNCEMENTS

During 2006, 2005 and 2004, the Company adopted various accounting standards. A description of these standards and their effect on the consolidated financial statements are described in Note 1 to the consolidated financial statements.

Pending standards and their estimated effect on the Company's consolidated financial statements are described in Note 2 to the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company may from time to time make written or oral statements that are "forward-looking," including statements contained in this report and other filings with the Securities and Exchange Commission and in reports to its shareholders. Such forward-looking statements include the outlook for Jarden's markets and the demand for its products, earnings per share, estimated sales, segment earnings, cash flows from operations, future revenues and margin requirement and expansion, the success of new product introductions, growth or savings in costs and expenses and the impact of acquisitions, divestitures, restructurings, securities offerings and other unusual items, including Jarden's ability to integrate and obtain the anticipated results and synergies from its acquisitions. These statements are made on the basis of management's views and assumptions as of the time the statements are made and the Company undertakes no obligation to update these statements. There can be no assurance, however, that its expectations will necessarily come to pass. Significant factors affecting these expectations are set forth under Item 1A—Risk Factors of this Report on Form 10-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In general, business enterprises can be exposed to market risks including fluctuations in certain commodity prices, foreign currency exchange rates and interest rates that can affect the cost of operating, investing and financing under those conditions. The Company's exposure to these risks is low.

The Company's various subsidiaries use a variety of raw materials in the production of their respective products. The supply and demand for many of these products is cyclical in nature and certain commodities are subject to price fluctuations and other market factors. This risk is partially mitigated by the Company's ability to pass through certain pricing changes to many of its customers. Additionally, while the Company does not generally engage in forward contracts for the purchase of its raw materials, it will utilize forward purchase contracts at times to reduce the exposure of its businesses to commodity price changes.

The Company is exposed to short-term interest rate variations with respect to Eurodollar or Base Rate on certain of its term and revolving debt obligations and six month LIBOR in arrears on certain of its interest rate swaps. The spreads on the interest rate swaps range from 523 to 528 basis points. Settlements on the interest rate swaps are made on May 1 and November 1. The Company is exposed to credit loss in the event of non-performance by the counterparties to its current existing swaps with large financial institutions. However, the Company does not anticipate non-performance by the counterparties. In conjunction with the Financing Transactions discussed in Item 7, Capital Resources above, these interest rate swaps were terminated on February 13, 2007.

Changes in Eurodollar or LIBOR interest rates would affect the earnings of the Company either positively or negatively depending on the direction of the change. Assuming that Eurodollar and LIBOR rates each increased 100 basis points over period-end rates on the outstanding term debt and interest rate swaps, the Company's interest expense would have increased by approximately $7.5 million for 2006. The amount was determined by considering the impact of the hypothetical interest rates on the Company's borrowing cost, short-term investment rates, interest rate swaps and estimated cash flow.

The Company does not invest or trade in any significant derivative financial or commodity instruments, nor does it invest in any foreign financial instruments. The Company does not use derivative instruments for speculative purposes.

NYSE CORPORATE GOVERNANCE DISCLOSURE

Jarden Corporation filed as exhibits to its 2006 Annual Report on Form 10-K, the Sarbanes-Oxley Act Section 302 certifications regarding the quality of Jarden's public disclosure. The 2005 Annual CEO certification of Jarden Corporation required pursuant to NYSE Corporate Governance Standards Section 303A.12(a) that the CEO was not aware of any violation by the Company of NYSE's Corporate Governance listing standards was submitted to the NYSE.

Market for Registrant's Common Equity

Jarden Corporation 2006 Annual Report

MARKET FOR REGISTRANT'S COMMON EQUITY

Jarden Corporation's ("Jarden") common stock is traded on the New York Stock Exchange under the symbol "JAH." As of February 13, 2007, there were approximately 3,363 registered holders of record of the Company's common stock, par value $0.01 per share. On February 16, 2007, the last recorded sales price of the Company's common stock was $38.67. Jarden currently does not and does not intend to pay cash dividends on its common stock in the foreseeable future, and each of Jarden's senior credit facilities and the indenture governing its senior subordinated notes contain certain restrictions that limit Jarden's ability to pay dividends. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations"). Cash generated from operations will be used for general corporate purposes, including acquisitions and supporting organic growth.

The table below sets forth the intraday high and low sales prices of the Company's common stock as reported on the New York Stock Exchange for the periods indicated:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
High	$33.50	$36.25	$34.94	$39.27
Low	$23.68	$27.58	$28.01	$32.21
2005				
High	$32.37	$37.57	$41.78	$42.25
Low	$28.24	$28.43	$35.30	$29.73

On June 9, 2005, Jarden's Board of Directors declared a 3-for-2 stock split in the form of a stock dividend of one additional share of common stock for every two shares of common stock, payable on July 11, 2005 to shareholders of record as of the close of business on June 20, 2005. All references in this Annual Report on Form 10-K to the number of shares outstanding, per share amounts, issued shares, sale price of Jarden's common stock, restricted stock and stock option data of Jarden's common shares have been restated to reflect the effect of the stock split for all periods presented.

The graph below compares total Stockholder return on the Company's common stock from December 31, 2001 through December 31, 2006 with the cumulative total return of (a) the Standard and Poor's 500 Stock Index and (b) the S&P Midcap 400 Index assuming a $100 investment made on December 31, 2001. Each of the three measures of cumulative total return assumes reinvestment of dividends. The stock performance shown on the graphs below are based on historical data and are not indicative of, or intended to forecast, possible future performance of our common stock.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
AMONG JARDEN CORPORATION, S&P 500 INDEX, AND S&P MIDCAP 400 INDEX



Jarden Indexed Stock Performance
1,000.0
800.0
600.0
400.0
200.0
0
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
Jarden Corporation
S&P Midcap 400 Index
S&P 500 Index

INDEX PRICE *(Base Year = 100.00)*	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006
Jarden Corporation	100.0	304.0	522.3	829.8	863.9	996.8
S&P Midcap 400 Index	100.0	84.6	113.3	130.5	145.2	158.2
S&P 500 Index	100.0	76.6	96.9	105.6	108.7	123.5

Management's Report

Jarden Corporation 2006 Annual Report

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and the above criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006.

On August 31, 2006, the Company completed the acquisition of the firelog and firestarter business of Conros Corporation, Conros International Ltd and Java Logg Global Corporation ("Pine Mountain"), a privately held company. The Company has excluded from its assessment of and conclusion on the effectiveness of internal controls over financial reporting, the Pine Mountain internal controls over financial reporting. As of December 31, 2006, Pine Mountain constituted 4% of the Company's consolidated assets and 2% of the Company's net sales for the year then ended.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Jarden Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting that Jarden Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal controls over financial reporting did not include the internal controls of the firelog and firestarter business acquired from Conros Corporation, Conros International Ltd and Java Logg Global Corporation ("Pine Mountain") which was acquired in 2006 and is included in the 2006 consolidated financial statements of the Company and constituted approximately 4% of consolidated total assets as of December 31, 2006 and approximately 2% of net sales for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Pine Mountain.

In our opinion, management's assessment that Jarden Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Jarden Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Jarden Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the period ended December 31, 2006 and our report dated February 19, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
February 19, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Jarden Corporation

We have audited the accompanying consolidated balance sheets of Jarden Corporation and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jarden Corporation and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2, effective December 31, 2006, the Company adopted SFAS No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB statements No 87, 88, 106 and 132(R). Also as discussed in Note 2, effective October 1, 2005 the Company adopted SFAS. 123, Share-Based Payment (revised 2004).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Jarden Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
February 19, 2007

Consolidated Statements of Income

Jarden Corporation 2006 Annual Report

(in millions, except per share data)	Years Ended December 31, 2006	2005	2004
Net sales	$3,846.3	$3,189.1	$838.6
Cost of sales	2,904.0	2,402.3	563.2
Selling, general and administrative expenses (including non-cash compensation of $23, $62.4 and $32.2 for the years ended December 31, 2006, 2005 and 2004, respectively)	604.9	571.7	179.4
Reorganization and acquisition-related integration costs, net	36.8	29.1	—
Operating earnings	300.6	186.0	96.0
Interest expense, net	112.6	84.2	27.6
Loss on early extinguishment of debt	—	6.1	—
Income before taxes	188.0	95.7	68.4
Income tax provision	82.0	35.0	26.0
Net income	106.0	60.7	42.4
Paid-in-kind dividends on Series B and C preferred stock	—	(9.7)	—
Charges from beneficial conversions of Series B and C preferred stock	—	(38.9)	—
Income available to common stockholders	$ 106.0	$ 12.1	$ 42.4
Earnings per share:			
Basic	$ 1.62	$ 0.23	$ 1.03
Diluted	$ 1.59	$ 0.22	$ 0.99
Weighted average shares outstanding:			
Basic	65.4	52.9	41.0
Diluted	66.5	54.7	42.7

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

Jarden Corporation 2006 Annual Report

(in millions, except per share data)	As of December 31, 2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 202.6	$ 237.1
Accounts receivable, net of allowances of $47.3 in 2006, $41.2 in 2005	558.8	523.2
Inventories	659.2	566.3
Deferred taxes on income	98.3	84.7
Prepaid expenses and other current assets	44.8	53.1
Total current assets	1,563.7	1,464.4
Non-current assets:		
Property, plant and equipment, net	345.8	320.6
Goodwill	1,223.7	1,263.2
Intangibles, net	704.2	431.2
Other assets	45.2	45.2
Total assets	$3,882.6	$3,524.6
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt and current portion of long-term debt	$19.2	$86.3
Accounts payable	303.3	260.2
Accrued salaries, wages and employee benefits	95.8	107.9
Taxes on income	14.5	15.4
Deferred consideration for acquisitions	29.4	11.6
Other current liabilities	261.9	233.1
Total current liabilities	724.1	714.5
Long-term debt	1,421.8	1,455.1
Deferred taxes on income	210.3	87.7
Other non-current liabilities	269.0	263.5
Total liabilities	2,625.2	2,520.8
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock ($0.01 par value, 5 shares authorized, no shares issued and outstanding at December 31, 2006 and 2005)	—	—
Common stock ($0.01 par value, 150 shares authorized, 72.8 and 68.8 shares issued and 71.6 and 68.1 shares outstanding at December 31, 2006 and 2005, respectively)	0.7	0.7
Additional paid-in capital	999.3	877.3
Retained earnings	261.3	155.3
Accumulated other comprehensive income (loss)	26.5	(4.0)
Less: Treasury stock (1.2 and 0.7 shares, at cost, at December 31, 2006 and 2005, respectively)	(30.4)	(25.5)
Total stockholders' equity	1,257.4	1,003.8
Total liabilities and stockholders' equity	$3,882.6	$3,524.6

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Jarden Corporation 2006 Annual Report

(in millions)	Years Ended December 31, 2006	2005	2004
Cash flows from operating activities			
Net income	$106.0	$ 60.7	$ 42.4
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	66.4	57.6	19.2
Loss on early extinguishment of debt	—	6.1	—
(Gain)/Loss on disposal of property, plant and equipment	(0.1)	2.3	—
Deferred income taxes	42.0	0.5	7.2
Manufacturer's profit in acquired inventory	10.4	22.4	0.8
Non-cash interest	(0.6)	3.6	1.5
Non-cash compensation	23.0	62.9	32.5
Other non-cash items	4.6	17.2	1.8
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(21.5)	(100.8)	(9.9)
Inventory	(13.9)	59.4	(27.1)
Accounts payable	20.8	28.5	7.5
Accrued salaries, wages and employee benefits	1.3	(13.8)	(6.3)
Other assets and liabilities	(2.4)	34.3	0.6
Net cash provided by operating activities	236.0	240.9	70.2
Cash flows from financing activities			
Proceeds on revolver and securitization borrowings	504.2	373.1	72.3
Payments on revolver and securitization borrowings	(504.2)	(373.1)	(72.3)
Proceeds from issuance of long-term debt	—	1,366.8	116.0
Payments on long-term debt	(86.9)	(369.9)	(13.7)
Net borrowings/(repayments) under foreign lines of credit	(6.6)	(14.5)	—
Proceeds from issuance of stock, net of transaction fees	145.3	356.2	—
Repurchase of common stock	(50.0)	(35.4)	—
Debt issuance costs	(3.8)	(21.3)	(2.3)
Proceeds from recouponing of interest rate swaps	6.6	16.8	—
Other, net	(0.2)	21.1	(2.0)
Net cash provided by financing activities	4.4	1,319.8	98.0
Cash flows from investing activities			
Additions to property, plant and equipment	(68.8)	(58.5)	(10.8)
Acquisition of businesses, net of cash acquired	(209.8)	(1,289.6)	$(258.0)
Other	1.1	7.0	(4.4)
Net cash used in investing activities	(277.5)	(1,341.1)	(273.2)
Effect of exchange rate changes on cash and cash equivalents	2.6	(3.2)	0.3
Net increase (decrease) in cash and cash equivalents	(34.5)	216.4	(104.7)
Cash and cash equivalents at beginning of period	237.1	20.7	125.4
Cash and cash equivalents at end of period	$202.6	$237.1	$ 20.7
Supplemental non-cash disclosure:			
Common stock issued in conjunction with acquisitions	$ —	$ 281.5	$ —
Supplemental cash disclosures:			
Taxes paid	$ 32.9	$ 21.3	$ 17.0
Interest paid	116.0	81.9	26.1

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Jarden Corporation 2006 Annual Report

(in millions)	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2003	43.1	$0.4	(2.6)	$(16.6)	—	$ —	$164.9	$100.8	$0.3	$249.8
Net income	—	—	—	—	—	—	—	42.4	—	42.4
Comprehensive income:										
Cumulative translation adjustment	—	—	—	—	—	—	—	—	3.5	3.5
Derivative transactions	—	—	—	—	—	—	—	—	(0.5)	(0.5)
Minimum pension liability	—	—	—	—	—	—	—	—	0.8	0.8
Comprehensive income	—	—	—	—	—	—	—	—	—	46.2
Restricted stock awards, stock options exercised and stock plan purchases	1.9	—	—	—	—	—	3.5	—	—	3.5
Shares reissued from treasury	(1.9)	—	2.0	9.9	—	—	(10.0)	—	—	(0.1)
Non cash compensation charges	—	—	—	—	—	—	32.5	—	—	32.5
Tax benefit related to stock option exercises	—	—	—	—	—	—	2.0	—	—	2.0
Repayment of executive officers loans and accrued interest	—	—	—	—	—	—	—	—	—	—
Balance, December 31, 2004	43.1	$0.4	(0.6)	$ (6.7)	—	$ —	$192.9	$143.2	$4.1	$333.9
Net income	—	—	—	—	—	—	—	60.7	—	60.7
Comprehensive income:										
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(5.6)	(5.6)
Derivative transactions	—	—	—	—	—	—	—	—	0.6	0.6
Minimum pension liability	—	—	—	—	—	—	—	—	(3.1)	(3.1)
Comprehensive income	—	—	—	—	—	—	—	—	—	52.6
Restricted stock awards, stock options exercised and stock plan purchases	3.8	—	0.2	2.4	—	—	21.9	—	—	24.3
Restricted stock awards canceled and shares tendered for stock options and taxes	—	—	(0.5)	(17.1)	—	—	1.1	—	—	(16.0)
Shares reissued from treasury	(0.6)	—	0.6	12.6	—	—	(12.6)	—	—	—
Non cash compensation charges	—	—	—	—	—	—	44.0	—	—	44.0
Tax benefit related to stock option exercises	—	—	—	—	—	—	2.8	—	—	2.8
Shares repurchased	—	—	(0.6)	(19.3)	—	—	—	—	—	(19.3)
Shares issued for acquisitions	7.2	0.1	—	—	0.1	128.6	252.8	—	—	381.5
Shares issued for dividends on preferred stock	—	—	—	—	—	5.0	—	(9.7)	—	(4.7)
Beneficial conversion feature of preferred stock	0.8	0.1	0.2	2.6	—	175.3	65.6	(38.9)	—	204.7
Shares issued for conversion of preferred stock	14.5	0.1	—	—	(0.1)	(308.9)	308.8	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity (continued)

Jarden Corporation 2006 Annual Report

(in millions)	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2005	68.8	$0.7	(0.7)	$(25.5)	—	$—	$877.3	$155.3	$(4.0)	$1,003.8
Net income								106.0		106.0
Comprehensive income:										
Cumulative translation adjustment	—	—	—	—	—	—	—	—	11.2	11.2
Derivative transactions	—	—	—	—	—	—	—	—	10.1	10.1
Minimum pension liability	—	—	—	—	—	—	—	—	1.5	1.5
Comprehensive income	—	—	—	—	—	—	—	—	—	128.8
Adjustment to initially apply FASB Statement No. 158, net of tax	—	—	—	—	—	—	—	—	7.7	7.7
Proceeds from issuance of common stock	4.0	—	—	—	—	—	138.6	—	—	138.6
Restricted stock awards, stock options exercised and stock plan purchases	—	—	1.7	51.4	—	—	(44.2)	—	—	7.2
Restricted stock awards cancelled and shares tendered for stock options and taxes	—	—	(0.2)	(6.3)	—	—	5.4	—	—	(0.9)
Non cash compensation charges	—	—	—	—	—	—	22.2	—	—	22.2
Shares repurchased	—	—	(2.0)	(50.0)	—	—	—	—	—	(50.0)
Balance, December 31, 2006	72.8	$0.7	(1.2)	$(30.4)	—	$—	$999.3	$261.3	$26.5	$1,257.4

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Jarden Corporation 2006 Annual Report

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

Jarden Corporation and its subsidiaries (hereinafter referred to as the "Company" or "Jarden") is a leading provider of market branded consumer products used in and around the home marketed under well-recognized brand names including Ball®, Bee®, Bicycle®, Bionaire®, Campingaz®, Coleman®, Crawford®, Crock-Pot®, Diamond®, Dicon®, First Alert®, FoodSaver®, Forster®, Harmony®, Health o meter®, Holmes®, Hoyle®, JavaLog®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell®, Mr. Coffee®, Oster ®, Patton ®, Pine Mountain®, Rival®, Seal-a-Meal®, StarterLogg®, Sunbeam®, VillaWare® and White Mountain™. Several of its leading brands, such as Ball® jars, Bicycle® playing cards, Coleman® lanterns, and Diamond® kitchen matches, have been in continuous use for over 100 years.

During 2006, 2005, and 2004, the Company completed a number of acquisitions that by nature are complementary to the Company's core businesses and from an accounting standpoint were not significant individually or in the aggregate. Hereafter, these acquisitions are referred to as "tuck-in" acquisitions.

During 2006, the Company completed four tuck-in acquisitions, three in the Branded consumables segment and one in the Consumer solutions segment.

On January 24, 2005, the Company acquired American Household, Inc., a privately held leading designer, manufacturer and marketer of branded household and outdoor leisure consumer products in both domestic and international markets through its two principal businesses, The Coleman Company, Inc. and Sunbeam Products, Inc. American Household's principal brands, which include BRK®, Campingaz®, Coleman®, First Alert®, Health o meter®, Mr. Coffee®, Oster®, and Sunbeam®, have high levels of brand name recognition among consumers. See Note 3—Acquisitions for additional discussion.

On July 18, 2005, the Company completed its acquisition of The Holmes Group, Inc., a privately held company. Holmes is a leading manufacturer and distributor of home environment and small kitchen electrics under brand names such as Bionaire®, Crock-Pot®, Harmony®, Holmes®, Patton®, Rival®, Seal-a-Meal® and White Mountain™. See Note 3—Acquisitions for additional discussion.

The Company operates three primary business segments: Branded consumables, Consumer solutions and Outdoor solutions. The Company's Branded consumables segment markets and distributes household basics and necessities, most of which are consumable in nature under brand names such as Ball®, Bee®, Bicycle®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain®. The Company's Consumer solutions segment markets and distributes innovative solutions for the household under brand names including Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Mr. Coffee®, Oster® and Sunbeam® . The Company's Outdoor solutions segment markets and distributes outdoor products under brand names including Campingaz® and Coleman® .

The Company also operates a Process solutions segment that manufactures, markets and distributes a wide variety of plastic products, including jar closures, contact lens packaging, plastic cutlery, refrigerator door liners, medical disposables and rigid packaging, and zinc strip and fabricated zinc products such as coinage blanks for the U.S. Mint, Royal Canadian Mint and international markets. See Note 17—Segment Information for additional discussion.

Basis of Presentation

The Consolidated Financial Statements include the consolidated accounts of the Company and have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). All significant intercompany transactions and balances have been eliminated upon consolidation. Unless otherwise indicated, references in the Consolidated Financial Statements to 2006, 2005 and 2004 are to Jarden's calendar years ended December 31, 2006, 2005 and 2004, respectively.

Certain reclassifications have been made in the Company's financial statements of prior years to conform to the current year presentation. These reclassifications have no impact on previously reported net income.

Foreign Operations

The functional currency for most of the consolidated foreign operations is the local currency. Assets and liabilities are translated at the year-end exchange rates; income and expenses are translated at average exchange rates during the year. Net unrealized exchange adjustments arising on the translation of foreign currency financial statements are reported as cumulative translation adjustments within accumulated other comprehensive income.

The U.S dollar is the functional currency for certain foreign subsidiaries that conduct their business primarily in U.S. dollars. As such, monetary items are translated at current exchange rates, and non-monetary items are translated at historical exchange rates.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ materially from those estimates. Significant accounting estimates include the establishment of the allowance for doubtful accounts, tax valuation allowances, reserves for sales returns and allowances, product warranty, product liability, excess and obsolete inventory, litigation and environmental exposures.

Concentrations of Credit Risk

Substantially all of the Company's trade receivables are due from retailers and distributors located throughout the United States, Europe, Latin America, Canada and Japan. Approximately 22%, 23% and 18% of the Company's consolidated net sales in 2006, 2005 and 2004, respectively, were to a single customer who purchased product from three of the Company's business segments including Branded consumables, Consumer solutions and Outdoor solutions.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company provides credit, in the normal course of business, to its customers. The Company maintains an allowance for doubtful customer accounts for estimated losses that may result from the inability of the Company's customers to make required payments. That estimate is based on a variety of factors, including historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable. The Company charges actual losses when incurred to this allowance.

Leasehold Improvements

Leasehold improvements are recorded at cost less accumulated amortization. Improvements are amortized over the shorter of the unexpired period of the lease term (and any renewal period if such a renewal is reasonably assured at inception) or the estimated useful lives of the assets.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred, and expenditures that extend the useful lives of assets are capitalized. The Company reviews property, plant and equipment for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows. If the Company concludes that impairment exists, the carrying amount is reduced to fair value.

The Company provides for depreciation primarily using the straight-line method in amounts that allocate the cost of property, plant and equipment over the following ranges of useful lives:

Buildings and improvements	5 to 45 years
Machinery, equipment and tooling	3 to 25 years
Furniture and fixtures	3 to 10 years

Land is not depreciated.

Goodwill and Intangible Assets

Goodwill and certain intangibles (primarily trademarks) are not amortized; however, they are subject to evaluation for impairment at least annually, or more frequently if facts and circumstances warrant, using a fair value based test. The fair value based test is a two-step test. The first step involves comparing the fair value of each of its reporting units to the carrying value of those reporting units. If the carrying value of a reporting unit exceeds the fair value of the reporting unit, the Company is required to proceed to the second step. In the second step, the fair value of the reporting unit would be allocated to the assets (including unrecognized intangibles) and liabilities of the reporting unit, with any residual representing the implied fair value of goodwill. An impairment loss would be recognized if, and to the extent that, the carrying value of goodwill exceeded the implied value. During the years ended December 31, 2006, 2005 and 2004, the Company did not experience any impairment losses.

Amortization

Deferred debt issue costs are amortized over the term of the related debt. Identifiable intangible assets are recognized apart from goodwill and are amortized over their estimated, useful lives, except for identifiable intangible assets with indefinite lives, which are not amortized.

Stock Split

On June 9, 2005, the Company's Board of Directors declared a 3-for-2 stock split in the form of a stock dividend of one additional share of common stock for every two shares of common stock, payable on July 11, 2005 to shareholders of record as of the close of business on June 20, 2005. The Company retained the current par value of $0.01 per share for all common shares. All references to the number of shares outstanding, per share amounts, issued shares, restricted stock and stock option data of the Company's common shares have been restated to reflect the effect of the stock split for all periods presented in the Company's accompanying consolidated financial statements and footnotes thereto. Stockholders' equity reflects the effect of the stock split by reclassifying from "Additional paid-in capital" to "Common stock" an amount equal to the par value of the additional shares resulting from the stock split.

Revenue Recognition

The Company recognizes revenues at the time of product shipment or delivery, depending upon when title passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Revenue is recognized as the net amount estimated to be received after deducting estimated amounts for product returns, discounts and allowances. The Company estimates future product returns based upon historical return rates and its reasonable judgment.

Cost of Sales

The Company's cost of sales includes the costs of raw materials and finished goods purchases, manufacturing costs and warehouse and distribution costs.

Advertising Costs

Advertising costs consist primarily of ad demo, cooperative advertising, media placement and promotions, and are expensed as incurred. The amounts charged to advertising and included in selling, general and administrative ("SG&A") expenses in the Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004 were $68.4 million, $58.1 million and $35.3 million, respectively.

Product Warranty Costs

The Company recognizes warranty costs based on an estimate of amounts required to meet future warranty obligations arising as part of the sale of its products. The Company accrues an estimated liability at the time of a product sale based on historical claim rates applied to current period sales, as well as any information applicable to current product sales that may indicate a deviation from such historical claim rate trends. Warranty reserves are included within "Other current liabilities" and "Other non-current liabilities" in the Company's Consolidated Balance Sheets.

Sales Incentives and Trade Promotion Allowances

The Company offers sales incentives and promotional programs to its reseller customers from time to time in the normal course of business. These incentives and promotions typically include arrangements known as slotting fees, cooperative advertising and buydowns, and the Company accounts for these transactions consistent with the requirements of FASB Emerging Issues Task Force ("EITF") No. 01-9 "Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor's Products)." The majority of such arrangements are recorded as a reduction to net sales in the Company's Consolidated Statements of Income. However, pursuant to the applicable provisions of EITF No. 01-9, the Company does include consideration granted in certain of these transactions as SG&A expenses in its Consolidated Statements of Income.

Income Taxes

Deferred taxes are provided for differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. The Company established a valuation allowance against a portion of the net tax benefit associated with all carryforwards and temporary differences in a prior year, as it was more likely than not that these would not be fully utilized in the available carryforward period. A portion of this valuation allowance remained as of December 31, 2006 and 2005 (see Note 12).

Components of "Accumulated other comprehensive income" are presented net of tax at the applicable statutory rates and are primarily generated domestically.

Fair Value and Credit Risk of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, notes payable, accounts payable and accrued liabilities approximate their fair market values due to the short-term maturities of these instruments. The fair market value of the Company's senior subordinated notes was determined based on quoted market prices (see Note 9). The fair market value of the Company's other long-term debt was estimated using interest rates currently available to the Company for debt with similar terms and maturities (see Note 9).

The Company enters into interest rate swaps to manage interest rate risk on its variable rate debt. The Company designates the interest rate swaps as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments. Interest expense is adjusted to include the payment made or received under the swap agreements. The fair market value of the swap agreements was estimated based on the current market value of similar instruments (see Note 10).

The Company uses forward foreign currency contracts to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives are deferred as a component of accumulated other comprehensive income and are recognized in earnings at the same time that the hedged item affects earnings and are included in the same caption in the statement of operations as the underlying hedged item.

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables and interest-bearing investments. Trade receivable credit risk is limited due to the diversity of the Company's customers and the Company's ongoing credit review procedures. Collateral for trade receivables is generally not required. The Company places its interest-bearing cash equivalents with major financial institutions.

Unless otherwise disclosed in the notes to the consolidated financial statements, the estimated fair value of financial assets and liabilities approximates carrying value.

Share-Based Compensation Cost

Effective October 1, 2005, the Company adopted SFAS No. 123, "Share-Based Payment (Revised 2004)," ("SFAS 123r") which requires the measurement and recognition of all unvested outstanding stock-based payment awards made to employees and directors based on estimated fair value at date of grant. Prior to this as permitted under SFAS No. 123, the Company accounted for the issuance of stock options and restricted stock using the intrinsic value method in accordance with Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations. Under SFAS 123r, compensation cost is recognized on a straight-line basis in the Consolidated Statements of Income related to stock options and restricted stock expected to vest as well as the Company's employee stock purchase plans. Prior to this under the aforementioned intrinsic value method, the Company did not recognize compensation cost related to stock options in the Consolidated Statements of Income when the exercise price equaled the market price of the underlying stock on the date of grant. However, the Company would recognize compensation cost in circumstances where the market price of the underlying stock exceeds the exercise price of the Company's stock options on the date of grant.

The fair value of stock options was determined using the Black-Scholes option-pricing model which was previously used for disclosing the Company's pro forma information under SFAS 123. The fair value of the market-based restricted stock awards was determined using a Monte Carlo simulation embedded in a lattice model, and for all other restricted stock awards were based on the closing price of the Company's common stock on the date of grant. The determination of the fair value of the Company's stock option awards and restricted stock awards is based on a variety of factors including, but not limited to, the Company's common stock price, expected stock price volatility over the expected life of awards, and actual and projected exercise behavior. Additionally pursuant to SFAS 123r, the Company has estimated forfeitures for options and restricted stock awards at the dates of grant based on historical experience and will revise as necessary if actual forfeitures differ from these estimates.

Had stock-based compensation costs been recognized using the fair value method, pro forma net income allocable to shareholders and earnings per share would have been presented as follows (in millions, except per share data):

	Years Ended December 31	
	2005	2004
Net income, as reported[1]	$60.7	$42.4
Paid-in-kind dividends on Series B and C preferred stock	(9.7)	—
Charges from beneficial conversions of Series B and C preferred Stock	(38.9)	—
Income available to common stockholders	$12.1	$42.4
Add: Total stock-based employee compensation expense included in reported net income, net of related tax effects	38.1	32.5
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax related effects[2]	(32.5)	(35.3)
Pro forma net income available to common stockholders	$17.7	$39.6
Basic earnings per share:		
As reported	$0.23	$1.03
Pro forma[3]	$0.33	$0.97
Diluted earnings per share:		
As reported	$0.22	$0.99
Pro forma[3]	$0.32	$0.93

[1] *Net income and earnings per share prior to October 1, 2005 does not include stock-based compensation expense related to stock options and employee stock purchase plans.*

[2] *Stock-based compensation expense prior to October 1, 2005 was calculated using pro forma guidance under SFAS 123.*

[3] *Pro forma net income and pro forma earnings per share prior to October 1, 2005 were calculated using pro forma guidance under SFAS 123.*

Pension and Postretirement Plans

The Company records annual amounts relating to its pension and postretirement plans based on calculations which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of modifications is generally recorded or amortized over future service periods. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience, market conditions and input from its actuaries and investment advisors.

New Accounting Standards

In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instrument—an amendment of FASB No. 133 and 140" ("SFAS 155"). SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company has determined there will not be a significant impact on the consolidated financial position, results of operations and cash flows as a result of adopting the provisions of SFAS 155.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140" ("SFAS 156"). SFAS 156 is effective for fiscal years beginning after September 15, 2006. The Company has determined there will not be a significant impact on the consolidated financial position, results of operations and cash flows as a result of adopting SFAS 156.

In June 2006, the FASB issued FASB interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB No: 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. FIN 48 is effective for fiscal years beginning after December 15, 2006. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to retained earnings. The Company is currently assessing the impact of FIN 48 on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective beginning with interim periods in fiscal years beginning after November 15, 2007. SFAS 157 will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

2. ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS 123r, which requires companies to expense the value of share based payment awards. Under SFAS 123r, share-based payment awards result in compensation cost that will be measured at fair value on the grant date of the awards, based on the estimated number of awards expected to vest, and is recognized over the requisite service periods. Compensation cost for stock options that vest would not be reversed if the awards expire without being exercised, and compensation cost would not be reversed for awards where service periods have been rendered but market or performance criterion are not met. The Company adopted SFAS 123r effective October 1, 2005 using the modified prospective transition method for all unvested and outstanding share awards as of the date of adoption, and as such, the Company's consolidated financial statements for the three months ended December 31, 2005 reflect the impact of SFAS 123r. Under this method, the Company did not restate its financial statements for prior periods to reflect compensation cost under SFAS 123r. During the three months ended December 31, 2005, the Company recorded compensation costs related to this pronouncement, which included the effects of any grants made during the quarter, of approximately $31.8 million. The impact of this cumulative effect of change in accounting principle, net of taxes, was $0.1 million attributable to estimated forfeitures on restricted stock awards for prior periods.

On November 10, 2005, the FASB issued FASB Staff Position ("FSP") No. FAS 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company elected to adopt the alternative transition method provided in this FSP for calculating the tax effects of stock-based compensation pursuant to SFAS 123r, which method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation, and to determine the subsequent impacts on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123r.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN No. 47"), an interpretation of SFAS No. 143 "Asset Retirement Obligations." FIN No. 47 is effective for fiscal years ending after December 15, 2005. For the year ending December 31, 2005, the Company determined there was no significant impact on the consolidated financial position, results of operations and cash flows as a result of adopting the provisions of FIN No. 47.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4 ("SFAS 151"). SFAS 151 requires the exclusion of certain costs from inventories and the allocation of fixed production overheads to inventories to be based on normal capacity of the production facilities. The adoption of this statement in 2006 had no material impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29" ("SFAS No. 153"). The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," ("Opinion No. 29") is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in Opinion No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of this statement had no material impact on the Company's financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Correction," effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 supersedes APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements" and requires retrospective application to prior periods of any voluntary changes to alternatively permitted accounting principles, unless impracticable.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). Among other items, SFAS 158 requires recognition of the overfunded or underfunded status of an entity's defined benefit postretirement plan as an asset or liability in the financial statements, requires the measurement of defined benefit postretirement plan assets and obligations as of the end of the employer's fiscal year and requires recognition of the funded status of defined benefit postretirement plans in other comprehensive income. The effect of the adoption of SFAS 158 is disclosed in Note 15.

3. ACQUISITIONS

2006 Activity

During 2006, the Company completed four tuck-in acquisitions, three in the Branded consumables segment and one in the Consumer solutions segment.

2005 Activity

On July 18, 2005, the Company completed the acquisition of The Holmes Group, Inc. ("Holmes" or the "THG Acquisition") for approximately $420 million in cash and 6.15 million shares of the Company's common stock. Holmes is a leading manufacturer and distributor of select home environment and small kitchen electrics under well-recognized consumer brands, including Bionaire®, Crock-Pot®, Harmony®, Holmes®, Patton®, Rival®, Seal-a-Meal® and White Mountain™. The aggregate purchase price was approximately $680 million, including transaction expenses. The cash portion of the THG Acquisition purchase price was financed via the issuance of an additional $380 million of term debt under the Senior Credit Facility discussed below (also see Note 9), cash on hand and revolver borrowings.

On January 24, 2005, the Company completed the acquisition of American Household, Inc. ("AHI" or the "AHI Acquisition"), a privately held company, for approximately $745.6 million for 100% of its equity and the repayment of approximately $100 million of indebtedness. AHI is the parent of The Coleman Company, Inc. ("Coleman") and Sunbeam Products, Inc. (now known as "Consumer solutions" or "JCS"), leading producers of global consumer products through brands such as BRK®, Campingaz®, Coleman®, First Alert®, Health o meter®, Mr. Coffee®, Oster® and Sunbeam®. Of the equity portion of the purchase price, $40 million was held back by the Company to cover potential indemnification claims against the sellers of AHI and has not been accrued as a liability or considered part of the purchase price since the outcome of this contingency remains uncertain.

The Company financed the AHI Acquisition via the issuance of $350 million of equity securities (see Note 13) and a new $1.05 billion senior credit facility ("Senior Credit Facility") (see Note 9).

The AHI Acquisition and THG Acquisition, along with the 2004 acquisitions described below, represent significant elements in advancing the Company's strategy of acquiring branded consumer products businesses with leading market positions in markets for products used in and around the home and home away from home.

During 2005, the Company completed three tuck-in acquisitions within the Branded consumables segment.

2004 Activity

On June 28, 2004, the Company acquired approximately 75.4% of the issued and outstanding stock of Bicycle Holding, Inc., including its wholly owned subsidiary United States Playing Card Company (collectively "USPC" or "USPC Acquisition"), and subsequently acquired the remaining 24.6% pursuant to a put/call agreement ("Put/Call Agreement") on October 4, 2004. USPC is a manufacturer and distributor of playing cards and related games and accessories. The aggregate purchase price was approximately $238 million, including transaction expenses and deferred consideration amounts.

The USPC Acquisition includes an earn-out provision. The Company has concluded that the maximum potential contingent consideration of $10 million was earned by the Sellers and accordingly has accrued such amounts as of December 31, 2006. The Company intends to pay this contingent consideration in cash and to capitalize such payment.

During the first quarter of 2004, the Company completed the tuck-in acquisition of Loew-Cornell, Inc. ("Loew-Cornell" and "Loew-Cornell Acquisition"), a leading marketer and distributor of paintbrushes and other arts and crafts products. The Loew-Cornell Acquisition includes an earn-out provision with a payment in cash based on earnings performance targets. As of December 31, 2006, a portion of the contingent earn-out was not determinable beyond a reasonable doubt. However, the Company has accrued $3.5 million, representing the portion of the contingent consideration which is determinable and due to seller.

Notes to Consolidated Financial Statements

Jarden Corporation 2006 Annual Report

Pro forma financial information

The aggregate value of the tuck-in acquisitions did not have a material effect on the Company's results of operations for the years ended December 31, 2006, 2005 or 2004 and are therefore not included in the unaudited pro forma financial information presented herein.

The following unaudited pro forma financial information includes the actual reported results of the Company, as well as giving pro forma effect to the THG Acquisition, the AHI Acquisition and the USPC Acquisition as if they had been consummated as of the beginning of the earliest periods presented:

	(Unaudited pro forma) Years Ended December 31,	
(in millions, except per share data)	**2005**	**2004**
Net sales	$3,521.5	$3,413.7
Net income	45.7	97.7
Net (loss) income allocable to common stockholders (after deducting preferred stock dividends and beneficial conversion charges)	(1.8)	66.0
Diluted (loss) earnings per share	$ (0.03)	$ 1.29

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the respective effective dates of acquisition for the year ended December 31, 2005:

(in millions)	**2005**[a]
Current assets	$ 993.3
Property, plant and equipment	226.9
Other non-current assets	90.2
Total assets acquired	1,310.4
Current liabilities	514.3
Non-current liabilities	349.2
Total liabilities assumed	863.5
Net assets acquired	446.9
Purchase price (including transaction expenses and assumed debt)	1,520.7
Purchase price paid in excess of fair value of tangible assets	$1,073.8

[a] *Includes the acquisition of the AHI and Holmes businesses on January 24, 2005 and July 18, 2005, respectively.*

The goodwill and other intangibles amounts recorded in connection with the Company's acquisitions are discussed in detail in Note 6.

4. INVENTORIES

Inventories are stated at the lower-of-cost-or-market with cost being determined principally by the first-in, first-out method ("FIFO"), and are comprised of the following at December 31, 2006 and 2005:

(in millions)	**2006**	**2005**
Raw materials and supplies	$141.8	$108.4
Work-in-process	30.5	24.9
Finished goods	486.9	433.0
Total inventories	$659.2	$566.3

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consist of the following at December 31, 2006 and 2005:

(in millions)	2006	2005
Land	$ 25.2	$ 23.8
Buildings	122.4	98.4
Machinery and equipment	443.3	374.5
	590.9	496.7
Less: Accumulated depreciation	(245.1)	(176.1)
Total property, plant and equipment, net	$345.8	$320.6

As of December 31, 2006, assets held under capital leases amounted to $25.8 million and are included in "Machinery and equipment" and "Buildings". As of December 31, 2005, assets held under capital leases amounted to $19.2 million and are included in "Machinery and equipment".

Depreciation of property, plant and equipment for the years ended December 31, 2006, 2005 and 2004 was $62.9 million, $56.1 million and $17.7 million, respectively.

6. GOODWILL AND INTANGIBLES

Goodwill at December 31, 2006 and 2005 is as follows:

(in millions)	Net Book Value at January 1, 2006	Acquisitions	Foreign Exchange and Other Adjustments	Net Book Value at December 31, 2006
Goodwill				
Branded consumables	$ 437.9	$ 48.8	$ 11.1	$ 497.8
Consumer solutions	588.3	4.2	(102.8)	489.7
Outdoor solutions	237.0	—	(0.8)	236.2
	$1,263.2	$ 53.0	$ (92.5)	$1,223.7

	Net Book Value at January 1, 2005	Acquisitions	Foreign Exchange and Other Adjustments	Net Book Value at December 31, 2006
Goodwill				
Branded consumables	$ 376.5	$ 61.4	$ —	$ 437.9
Consumer solutions	91.1	496.7	0.5	588.3
Outdoor solutions	—	237.0	—	237.0
	$ 467.6	$795.1	$ 0.5	$1,263.2

The purchase accounting adjustments to goodwill in 2006 and 2005 are primarily related to the fair valuation of the balance sheets of Holmes, AHI and USPC (see Note 3).

Intangibles at December 31, 2006 and 2005 were as follows:

(in millions)	Gross Carrying Amount At January 1, 2006	Additions During the Year	Accumulated Amortization and Foreign Exchange	Net Book Value at December 31, 2006	Amortization Period
Intangibles					
Patents	$ 0.1	$ —	$ —	$ 0.1	30 years
Non-compete agreements	1.3	0.4	(1.3)	0.4	3-5 years
Manufacturing process and expertise	6.5	—	(4.2)	2.3	7 years
Brand names	—	1.9	(0.1)	1.8	10 years
Customer relationships and distributor channels	—	115.6	(2.3)	113.3	10-25 years
Trademarks and tradenames	427.7	158.1	0.5	586.3	indefinite
	$435.6	$276.0	$(7.4)	$704.2	

	Gross Carrying Amount At January 1, 2005	Additions During the Year	Accumulated Amortization and Foreign Exchange	Net Book Value at December 31, 2005	Amortization Period
Intangibles					
Patents	$ 0.1	$ —	$ —	$ 0.1	30 years
Non-compete agreements	1.1	0.2	(1.1)	0.2	3-5 years
Manufacturing process and expertise	6.5	—	(3.3)	3.2	7 years
Trademarks and tradenames	127.1	300.6	—	427.7	indefinite
	$134.8	$300.8	$(4.4)	$431.2	

The estimated future amortization expense related to amortizable intangible assets at December 31, 2006 is as follows:

Year	*(in millions)* Amount
2007	$ 6.4
2008	6.4
2009	5.8
2010	5.4
2011	5.3
2012 and thereafter	88.6

Amortization of intangibles for the years ended December 31, 2006, 2005 and 2004 was $3.5 million, $1.5 million and $1.5 million, respectively.

7. OTHER CURRENT LIABILITIES

Other current liabilities is comprised of the following at December 31, 2006 and 2005:

(in millions)	2006	2005
Cooperative advertising, customer rebates and allowances	$ 89.1	$ 79.2
Warranty and product liability reserves	88.6	73.2
Accrued environmental and other litigation	17.2	16.2
Professional fees	3.2	15.1
Freight and duties	7.0	7.3
Non-income taxes, licenses and fees	7.4	7.1
Other	49.4	35.0
Total other current liabilities	$261.9	$233.1

8. WARRANTY RESERVE

(in millions)	2006	2005
Warranty reserve at January 1,	$ 59.9	$ 0.3
Acquisitions and other adjustments	17.7	50.6
Provision for warranties issued	112.6	80.5
Warranty claims paid	(112.1)	(71.5)
Warranty reserve at December 31,	$ 78.1	$ 59.9
Allocation in the consolidated balance sheets:		
Other current liabilities	66.9	54.0
Other non-current liabilities	11.2	5.9
	$78.1	$59.9

9. DEBT

Debt is comprised of the following as of December 31, 2006 and 2005:

(in millions)	2006	2005
Senior Credit Facility Term Loans	$1,177.5	$1,263.1
9 3/4% Senior Subordinated Notes	179.9	179.9
Senior Credit Facility Revolver	—	—
Securitization Facility	—	—
Non-U.S. borrowings	58.2	61.9
Other (primarily capital leases)	25.8	19.9
Non-debt balances arising from interest rate swap activity	(0.4)	16.6
Total debt	1,441.0	1,541.4
Less: current portion	(19.2)	(86.3)
Total long-term debt	$1,421.8	$1,455.1

On January 29, 2007, the Company launched a cash tender offer (the "Tender Offer") for its $180 million aggregate principal amount 9 3/4% Senior Subordinated Notes due 2012. As of the consent date, February 9, 2007, the Company purchased approximately $167 million, or approximately 93% of the aggregate principal amount outstanding of its 9 3/4% Senior Subordinated Notes due 2012. In connection with such purchase, the Company also paid a tender premium of approximately $9.5 million, for such notes.

On February 13, 2007, the Company completed its registered public offering for $550 million aggregate principal amount of 7 1/2% Senior Subordinated Notes due 2017. On February 14, 2007, the Company completed an add-on offering of $100 million principal amount of 7 1/2% Senior Subordinated Notes due 2017. The net proceeds of approximately $636 million from the new senior subordinated notes offerings will be used to fund the Tender Offer, pay down a portion of the outstanding term loan balance under its senior credit facilities and for general corporate purposes, including the funding of capital expenditures and potential acquisitions. The Company also amended certain aspects of its Senior Credit Facility, effective February 13, 2007, to allow for the paydown of the 9 3/4% Senior Subordinated Notes due 2012 in its entirety, appoint a new administrative agent; reduce the applicable margin on Term Loan B1 from 1% to .75% per annum for base rate loans and from 2% to 1.75% for Eurodollar loans; add the ability of the Company to enter into one or more incremental term loans and to increase our revolving loan commitments in an aggregate principal amount not to exceed $750 million, of which an aggregate $150 million can be utilized to increase our revolving loan commitments; and modify certain of its restrictive and financial covenants, among other things. The Tender Offer, new senior subordinated notes offerings and the amendment to the Senior Credit Facility are collectively referred to herein as the "Financing Transactions."

Senior Credit Facility

In 2005, in connection with the AHI Acquisition the Company entered into a new Senior Credit Facility (the "Facility"), which consists of an $850 million Term Loan (which matures in 2012) and a revolving credit facility with an aggregate commitment of $200 million (which matures in 2010). This Facility replaced a previous credit facility and as a result the Company recorded a loss on early extinguishment of debt for the write-off of approximately $6.1 million of deferred debt issuance costs during the year ended December 31, 2005. At December 31, 2006 the weighted average interest rate on the Facility was 7.29%, which is based on three-month LIBOR plus an applicable margin.

On February 24, 2006, the Company executed an amendment to the Facility, which modified certain covenants and permitted the Company to increase its repurchases of common stock. In connection with this amendment, the Company voluntarily prepaid $26.0 million of principal outstanding under the Term Loan portion of the Facility in March 2006. For the year ended December 31, 2005, the Company was required to prepay $2.4 million of principal outstanding on the Facility Term Loans and Foreign Senior Debt (defined below) based on a calculation of "Excess Cash Flow" as defined in the Facility. The Company made this required prepayment,.along with a voluntary prepayment of $25 million of principal outstanding on the Facility Term Loans, in April 2006.

In accordance with the Senior Credit Facility agreement, the Company was required to repay $19.3 million of principal outstanding under its Senior Credit Facility Term Loans and Foreign Senior Debt as a result of the proceeds received from its November 2006 equity offering (see Note 13), which along with a voluntary repayments on its Senior Credit Facility Term Loans of $1.5 million and Foreign Senior Debt of $4.8 million, was made on December 29, 2006.

At December 31, 2006, there was no amount outstanding under the revolving credit portion of the Facility. At December 31, 2006, net availability under the Facility was $173.1 million, after deducting $26.9 million of outstanding letters of credit. The Company is required to pay commitment fees on the unused balance of the revolving credit facility. At December 31, 2006, the annual commitment fee on unused balances was 0.375%.

The Facility and the Foreign Senior Debt (defined below) contain certain restrictions on the conduct of the Company's business, including, among other restrictions, generally on: incurring debt; disposing of certain assets; making investments; exceeding certain agreed upon capital expenditures; creating or suffering liens; completing certain mergers; consolidations and sales of assets and with permitted exceptions; acquisitions; declaring dividends; redeeming or prepaying other debt; and certain transactions with affiliates. The Facility and the Foreign Senior Debt also include financial covenants that require the Company to maintain certain leverage and fixed charge ratios and a minimum net worth. On February 13, 2007, as a result of amending the Facility, in part to allow for the paydown of the 9 3/4% Senior Subordinated Notes due 2012 in its entirety, certain restrictive and financial covenants were also modified.

Certain foreign subsidiaries of the Company maintain working capital lines of credits with their respective local financial institutions for use in operating activities. At December 31, 2006, the aggregate amount available under these lines of credit totaled approximately $29.3 million.

Securitization Facility

On August 28, 2006, the Company completed a $250 million receivables purchase agreement, which is subject to annual renewal, bears interest at a margin over the commercial paper rate and is accounted for as a borrowing. Under this agreement, substantially all of the Company's Outdoor solutions and Consumer solutions accounts receivable are sold to a special purpose entity, Jarden Receivables, LLC ("JRLLC"), which is a wholly-owned consolidated subsidiary of the Company. JRLLC funds these purchases with borrowings under a loan agreement, secured by the accounts receivable. There is no recourse to the Company for the unpaid portion of any loans under this loan agreement. The securitization facility is reflected as a short-term borrowing on the Company's balance sheet because the term of the loan agreement, subject to annual renewals, runs until August 23, 2007. The facility will be drawn upon and repaid as needed to fund general corporate purposes. The initial proceeds were used to fund certain acquisitions. In August 2006, the Company executed an amendment to the Facility that would permit the execution of the securitization. At December 31, 2006, the Company had approximately $182 million available under this securitization facility. The Company is required to pay a commitment fee of 0.3% per annum on the unused balance of the securitization facility.

Financing for Foreign Dividend Repatriation

During 2005, the Company repatriated funds to its United States subsidiaries from certain of its foreign subsidiaries in accordance with Internal Revenue Code §965 and the American Jobs Creation Act of 2004. As part of the repatriation transactions, the Company, through certain of its foreign subsidiaries, incurred additional term debt of approximately $56 million (included in non-U.S. borrowings in the table above) (the "Foreign Senior Debt"). The aggregate proceeds from these additional borrowings were repatriated to the United States and immediately used to pay down an equivalent amount of the outstanding balance of the Facility Term Loan.

Non-U.S. Borrowings

As of December 31, 2006 and 2005, non-U.S. borrowings consisted primarily of the Foreign Senior Debt. Other outstanding balances as of December 31, 2006 and 2005 totaling $6.8 million and $5.9 million, respectively were primarily borrowed under various foreign credit lines and facilities entered into by certain non-U.S. subsidiaries of the Company and are primarily reflected as "Short-term debt and current portion of long-term debt" in the Consolidated Balance Sheets. Certain of these foreign credit lines are secured by certain non-U.S. subsidiaries' inventory and/or accounts receivable.

Dividend Restrictions

The Facility and the Foreign Senior Debt contain a covenant which restricts the Company and its subsidiaries from making certain "restricted payments" (any dividend or other distribution, whether in cash, securities or other property, with respect to any stock or stock equivalents of the Company or any subsidiary), except that:

- the Company may declare and make dividend payments or other distributions payable in common stock;
- the Company may repurchase shares of its own stock (provided certain financial and other conditions are met); and
- the Company may make restricted payments during any fiscal year not otherwise permitted, provided that certain applicable thresholds are met.

The indenture related to the Company's 9 3/4% Senior Subordinated Notes (the "Indenture") contains a covenant which restricts the Company from declaring or paying any dividends, or making any other payment or distribution of the Company's equity interests or to the holders of the Company's equity interests in their capacity as such (other than distributions payable in equity interests of the Company or to the Company or a restricted subsidiary of the Company), unless specified thresholds are met. As of February 13, 2007, this restriction has been deleted; however, as of such date, the new indenture governing the Company's 7 1/2% Senior Subordinated Notes due 2017 does contain such a restrictive covenant.

Debt Covenant Compliance

The Company is in compliance as of December 31, 2006 and 2005 with all covenants contained in its Facility, the Foreign Senior Debt and the Indenture.

Each of the Facility, the Foreign Senior Debt and the Indenture contain cross-default provisions pursuant to which a default in respect to certain of the Company's other indebtedness could trigger a default by the Company under the Facility, the Foreign Senior Debt and the Indenture. If the Company defaults under the covenants (including the cross- default provisions) the Company's lenders could foreclose on their security interest in the Company's assets, which may have a material adverse effect on the Company's consolidated results of operations, financial condition or cash flows.

The Company's obligations under the Facility and the Indenture are guaranteed, on a joint and several basis, by certain of its domestic subsidiaries, all of which are directly or indirectly 100% owned by the Company (See Note 19). The obligations under the Foreign Senior Debt are guaranteed by the Company and certain of its foreign subsidiaries which are directly or indirectly 100% owned by the Company.

The Company's long-term debt maturities, including Capital Leases, and unamortized debt discounts/premiums, for the five years following December 31, 2006 and thereafter are as follows:

Years Ended December 31,	*(in millions)* Amount
2007	$ 19.2
2008	14.6
2009	14.7
2010	27.9
2011	890.2
Thereafter	474.4
Total	$1,441.0

At December 31, 2006 and 2005 the carrying value of total debt approximates its fair value.

During 2006 and 2005, the Company incurred costs in connection with the issuance of the Facility and related amendments, Foreign Senior Debt and the Securitization Facility of approximately $3.4 million and $21.3 million, respectively. These costs were deferred and included in "Other assets" on the Consolidated Balance Sheets and are being amortized over the respective terms of the debt.

10. DERIVATIVE FINANCIAL INSTRUMENTS

The fair value and notional amounts of derivative financial instruments at December 31, 2006 and 2005, are presented below.

(in millions)	Notional Amount	Fair Value Asset (Liability)	Weighed Average Maturity (years)
December 31, 2006			
Fair value interest rate swaps	$105.0	$(4.1)	5.3
Cash flow interest rate swaps	725.0	(1.1)	2.0
Cross-currency swaps	41.8	(0.7)	5.1
Forward foreign exchange rate contracts	177.7	0.7	0.9

	Notional Amount	Fair Value Asset (Liability)	Weighed Average Maturity (years)
December 31, 2005			
Fair value interest rate swaps	$105.0	$(4.1)	6.3
Cash flow interest rate swaps	625.0	(0.5)	3.9
Cross-currency swaps	43.0	—	6.1
Forward foreign exchange rate contracts	93.2	1.0	0.7

The Company actively manages its fixed and floating rate debt mix using interest rate swaps. The Company will enter into fixed and floating rate swaps to alter its exposure to the impact of changing interest rates on its consolidated results of operations and future cash outflows for interest. Floating rate swaps are used to convert the fixed rates of long-term debt into short-term variable rates to take advantage of current market conditions. Fixed rate swaps are used to reduce the Company's risk of increasing interest costs. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision.

At December 31, 2006, the interest rate on approximately 57% of the Company's debt was fixed by either the nature of the obligation or through interest rate swap contracts.

The Company's derivative activities do not create additional risk because gains and losses on derivative contracts offset gains and losses on the liabilities and transactions being hedged. As derivative contracts are initiated, the Company designates the instruments individually as either a fair value hedge or a cash flow hedge. Management reviews the correlation and effectiveness of its derivatives on a periodic basis.

The Company is exposed to credit loss in the event of non-performance by the counterparties to its existing hedges, all of which are highly rated institutions; however, the Company does not anticipate non-performance by such counterparties.

Fair Value Hedges

As described in Note 9, as part of the foreign repatriation transactions, on December 21, 2005, in connection with Sunbeam Corporation (Canada) Limited ("Sunbeam Canada") legal reorganization and IRC §965 dividend, Sunbeam Canada obtained a senior secured term loan facility ("Canadian Term Loan") of $43 million U.S. dollars. Sunbeam Canada chose to limit the foreign currency exchange exposure of this US dollar loan funded by a Canadian dollar based entity by entering into a cross-currency interest rate swap that fixes the exchange rate of the amortizing loan balance for the life of the loan. The swap instrument exchanges the variable interest rate bases of the U.S. dollar balance (3-month U.S. LIBOR plus a spread of 175 basis points) and the equivalent Canadian dollar balance (3-month CAD BA plus a spread of 192 basis points). This swap instrument is designed to achieve hedge accounting treatment under Financial Accounting Standards Board Statement No. 133 ("SFAS 133") as a fair value hedge of the underlying term loan. The fair market value of this cross-currency interest rate swap is included as a long-term asset or liability in the Consolidated Balance Sheet, with a corresponding offset to long-term debt.

In addition, as of December 31, 2006, the Company had $105 million notional amount interest rate swaps that exchange a fixed rate interest for floating rate six-month LIBOR plus a 523 to 528 basis point spread. These floating rate swaps are designated as fair value hedges against $105 million of principal on the 9 3/4% Senior Subordinated Notes due 2012 (the "Notes"). The effective portion of the fair value gains or losses on these swaps was offset by fair value adjustments in the underlying borrowings. There was no ineffectiveness recognized at December 31, 2006 or 2005. In conjunction with the Financing Transactions discussed in Note 9, Debt, these interest rate swaps were terminated on February 13, 2007.

Cash Flow Hedges

At December 31, 2006, the Company had $725 million of notional amount outstanding in swap agreements that exchange variable interest rates (LIBOR) for fixed interest rates over the terms of the agreements. The Company has designated these swaps as cash flow hedges of the interest rate risk attributable to forecasted variable interest payments in accordance with SFAS 133. At December 31, 2006 the weighted average fixed rate of interest on these swaps was 5.1%. The effective portion of the after tax fair value gains or losses on these swaps is included as a component of accumulated other comprehensive income. There was no ineffectiveness recognized at December 31, 2006 or 2005.

During 2006 and 2005, the Company unwound $475 million and $625 million, respectively, of notional amount of fixed rate swaps that were designated as effective cash flow hedges of the interest rate risk attributable to forecasted variable interest payments. Simultaneously, the Company entered into new fixed rate swaps with identical terms. These new swaps were also designated as effective cash flow hedges of the interest rate risk attributable to forecasted variable interest payments. The Company received $6.6 million and $16.8 million in 2006 and 2005, respectively, related to the unwinding of these swaps. These gains have been deferred and are being amortized over the remaining life of the terminated swaps as a credit to interest expense. Approximately $6.2 million of these deferred gains are expected to be amortized to interest expense for the year ended December 31, 2007.

The interest rate differential received or paid on both the cash flow and fair value hedges is recognized as an adjustment to interest expense.

Forward Foreign Exchange Rate Contracts

The Company uses forward foreign currency contracts to mitigate the foreign currency exchange rate exposure on the cash flows related to forecasted inventory purchases. The derivatives used to hedge these forecasted transactions that meet the criteria for hedge accounting are accounted for as cash flow hedges. The effective portion of the gains or losses on these derivatives is deferred as a component of accumulated other comprehensive income and are recognized in earnings at the same time that the hedged item affects earnings and are included in the same caption in the statement of operations as the underlying hedged item. For the years ended December 31, 2006 and 2005, $1.1 million of deferred net loses and $0.3 million of deferred net gains were reclassified from accumulated other comprehensive income and recognized in earnings. There were no such amounts for the year ended December 31, 2004. As of December 31, 2006, the deferred net losses of $0.5 million within accumulated other comprehensive income is all expected to be reclassified to earnings during 2007.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company conducts its operations in various leased facilities under leases that are classified as operating leases for financial statement purposes. Certain leases provide for payment of real estate taxes, common area maintenance, insurance and certain other expenses. Lease terms may have escalating rent provisions and rent holidays which are expensed on a straight line basis over the term of the lease, and expire at various dates over the next 15 years. Also, certain equipment used in Company operations is leased under operating leases. Operating lease commitments at December 31, 2006 are as follows:

Years Ended December 31,	*(in millions)* **Amount**
2007	$ 31.2
2008	25.0
2009	18.1
2010	16.0
2011	13.5
2012 and thereafter	41.9
Total	$145.7

The fixed operating lease commitments detailed above assume that the Company continues the leases through their initial lease terms. Rent expense, including equipment rentals, was $53.2 million, $41.3 million and $13.7 million during 2006, 2005 and 2004, respectively.

Contingencies

The Company is involved in various legal disputes and other legal proceedings that arise from time to time in the ordinary course of business. In addition, the Company or various of its subsidiaries have been identified by the United States Environmental Protection Agency or a state environmental agency as a Potentially Responsible Party pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites. Based on currently available information, the Company does not believe that the disposition of any of the legal or environmental disputes the Company is currently involved in will have a material adverse effect upon the financial condition, results of operations, cash flows or competitive position of the Company. It is possible, that as additional information becomes available, the impact on the Company of an adverse determination could have a different effect.

Environmental Matters

The Company's operations are subject to certain federal, state, local and foreign environmental laws and regulations in addition to laws and regulations regarding labeling and packaging of products and the sales of products containing certain environmentally sensitive materials.

In addition to ongoing environmental compliance at its operations, the Company also is actively engaged in environmental remediation activities, the majority of which relate to divested operations and sites. The Company or various of its subsidiaries have been identified by the United States Environmental Protection Agency ("EPA") or a state environmental agency as a Potentially Responsible Party ("PRP") pursuant to the federal Superfund Act and/or state Superfund laws comparable to the federal law at various sites (collectively, the "Environmental Sites"). The Company has established reserves to cover the anticipated probable costs of investigation and remediation, based upon periodic reviews of all sites for which they have, or may have, remediation responsibility. The Company accrues environmental investigation and remediation costs when it is probable that a liability has been incurred, the amount of the liability can be reasonably estimated and their responsibility for the liability is established. Generally, the timing of these accruals coincides with the earlier of formal commitment to an investigation plan, completion of a feasibility study or a commitment to a formal plan of action. The Company accrued its best estimate of investigation and remediation costs based upon facts known at such dates and because of the inherent difficulties in estimating the ultimate amount of environmental costs, which are further described below, these estimates may materially change in the future as a result of the uncertainties described below. Estimated costs, which are based upon experience with similar sites and technical evaluations, are judgmental in nature and are recorded at discounted amounts without considering the impact of inflation and are adjusted periodically to reflect changes in applicable laws or regulations, changes in available technologies and receipt by the Company of new information. It is difficult to estimate the ultimate level of future environmental expenditures due to a number of uncertainties surrounding environmental liabilities. These uncertainties include the applicability of laws and regulations, changes in environmental remediation requirements, the enactment of additional regulations, uncertainties surrounding remediation procedures including the development of new technology, the identification of new sites for which the Company and various of its subsidiaries could be a PRP, information relating to the exact nature and extent of the contamination at each site and the extent of required cleanup efforts, the uncertainties with respect to the ultimate outcome of issues which may be actively contested and the varying costs of alternative remediation strategies.

Due to the uncertainty described above, the Company's ultimate future liability with respect to sites at which remediation has not been completed may vary from the amounts reserved as of December 31, 2006.

The Company believes that the costs of completing environmental remediation of all sites for which the Company has a remediation responsibility have been adequately reserved and that the ultimate resolution of these matters will not have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows.

Litigation

The Company and/or its subsidiaries are involved in various lawsuits arising from time to time that the Company considers ordinary routine litigation incidental to its business. Amounts accrued for litigation matters represent the anticipated costs (damages and/or settlement amounts) in connection with pending litigation and claims and related anticipated legal fees for defending such actions. The costs are accrued when it is both probable that a liability has been incurred and the amount can be reasonably estimated. The accruals are based upon the Company's assessment, after consultation with counsel (if deemed appropriate), of probable loss based on the facts and circumstances of each case, the legal issues involved, the nature of the claim made, the nature of the damages sought and any relevant information about the plaintiffs and other significant factors that vary by case. When it is not possible to estimate a specific expected cost to be incurred, the Company evaluates the range of probable loss and records the minimum end of the range. The Company believes that anticipated probable costs of litigation matters have been adequately reserved to the extent determinable. Based on current information, the Company believes that the ultimate conclusion of the various pending litigation of the Company, in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Product Liability Matters

As a consumer goods manufacturer and distributor, the Company and/or its subsidiaries face the risk of product liability and related lawsuits involving claims for substantial money damages, product recall actions and higher than anticipated rates of warranty returns or other returns of goods.

The Company and/or its subsidiaries are therefore party to various personal injury and property damage lawsuits relating to their products and incidental to its business. Annually, the Company sets its product liability insurance program which is an occurrence-based program based on the Company and its subsidiaries' current and historical claims experience and the availability and cost of insurance. The Company's product liability insurance program generally is comprised of a self-insurance retention per occurrence and an aggregate limit on exposure.

Cumulative amounts estimated to be payable by the Company with respect to pending and potential claims for all years in which the Company is liable under its self-insurance retention have been accrued as liabilities. Such accrued liabilities are based on estimates (which include actuarial determinations made by an independent actuarial consultant as to liability exposure, taking into account prior experience, number of claims and other relevant factors); thus, the Company's ultimate liability may exceed or be less than the amounts accrued. The methods of making such estimates and establishing the resulting liability are reviewed on a regular basis and any adjustments resulting therefrom are reflected in current operating results.

Based on current information, the Company believes that the ultimate conclusion of the various pending product liability claims and lawsuits of the Company, in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Securities and Related Litigation

In January and February 2006, purported class action lawsuits were filed in the Federal District Court for the Southern District of New York against the Company and certain Company officers alleging violations of the federal securities laws. The actions purport to be filed on behalf of purchasers of the Company's common stock during the period from June 29, 2005 (the date the Company announced the signing of the agreement to acquire Holmes) through January 12, 2006.

The complaints, which are substantially similar to one another, allege, among other things, that the plaintiffs were injured by reason of certain allegedly false and misleading statements made by the Company relating to the expected benefits of the THG Acquisition. Joint lead plaintiffs were appointed on June 9, 2006. No class has been certified in the actions.

The lead plaintiffs filed an amended consolidated complaint on August 25, 2006, against the Company, Consumer solutions and certain officers of the Company, containing substantially the same allegations as in the initial complaints. The Company, Consumer solutions and the individual defendants filed a motion to dismiss the complaint on October 20, 2006. That motion has been fully briefed. Oral arguments on the motion to dismiss were held on February 2, 2007, but the Court has not yet issued a decision.

In February 2006, a derivative complaint was filed against certain Company officers and the Board of Directors of the Company in the United States District Court for the Southern District of New York. The Company is named as a nominal defendant. The complaint alleges, among other things, that the individual defendants violated their fiduciary duties by failing to disclose material information and/or by misleading the investing public about the Company's business and financial condition relating to the THG Acquisition. The complaint seeks damages and other monetary relief against the individual defendants. The Company and the individual defendants filed a motion to dismiss the complaint on June 15, 2006. That motion has been fully briefed, but the Court has not yet issued a decision.

These actions are in the early stages of litigation and an outcome cannot be predicted. Management does not believe that the outcome of this litigation will have a material adverse effect on the financial position, results of operations or cash flows of the Company. The Company intends to defend itself vigorously in these actions.

12. TAXES ON INCOME

The components of the provision (benefit) for income taxes attributable to continuing operations were as follows:

	Years Ended December 31,		
(in millions)	2006	2005	2004
Current income tax expense:			
U.S. federal	$ 3.4	$10.0	$14.4
Foreign	34.0	22.6	1.9
State and local	2.6	1.9	2.1
Total	40.0	34.5	18.4
Deferred income tax expense (benefit):			
U.S. federal	37.2	(1.2)	6.5
State, local and other	5.0	(0.2)	0.1
Foreign	(0.2)	1.9	1.0
Total	42.0	0.5	7.6
Total income tax provision	$82.0	$35.0	$26.0

The difference between the federal statutory income tax rate and the Company's effective income tax rate as a percentage of income from continuing operations is reconciled as follows:

	Years Ended December 31,		
	2006	2005	2004
Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in rates resulting from:			
State and local taxes, net	4.0	4.0	3.0
Foreign rate differences	(2.6)	(4.6)	0.3
Internal restructuring of domestic legal entities	7.2	—	—
Other	—	2.1	(0.3)
Effective income tax rate	43.6%	36.5%	38.0%

Foreign pre-tax income was $109.2 million, $77.1 million, and $5.1 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Deferred tax (liabilities) assets are comprised of the following:

(in millions)	As of December 31, 2006	As of December 31, 2005
Property and equipment	$ (3.2)	$ (2.9)
Intangibles	(207.1)	(126.3)
Goodwill	(68.9)	(66.3)
Financial reporting amount of a subsidiary in excess of tax basis	(72.5)	(67.9)
Other	(3.3)	(8.5)
Gross deferred tax liabilities	(355.0)	(271.9)
Net operating loss	89.4	103.0
Accounts receivable allowances	7.2	15.6
Inventory valuation	23.2	24.7
OPEB and Pension	31.3	31.2
Stock-based compensation	14.1	11.6
Other compensation and benefits	5.4	14.5
Operating reserves	78.1	78.5
Other	24.0	18.3
Gross deferred tax assets	272.7	297.4
Valuation allowance	(28.8)	(26.2)
Net deferred tax liability	$(111.1)	$ (0.7)

In 2006, the Company internally reorganized its Consumer solutions segment, which resulted in a $13.6 million tax charge.

The Company continually reviews the adequacy of the valuation allowance. A valuation allowance is recorded if, based on the weight of available evidence, it is more likely than not that a deferred tax asset will not be realized. This assessment is based on an evaluation of the level of historical taxable income and projections for future taxable income. During 2006, the Company's valuation allowance increased by $2.7 million principally due to foreign exchange. The portion of the 2006 valuation allowance for which subsequently recognized tax benefits will be allocated to reduce goodwill or non current intangible assets is $26 million.

At December 31, 2006, the reserve for tax contingencies related to issues in the United States and foreign locations is $89 million, of which $68 million resulted from prior year acquisitions. The reserve for tax contingencies includes approximately $36 million related to certain domestic NOLs reported as a deferred tax asset.

At December 31, 2006, the Company had NOLs of approximately $1 billion for domestic tax purposes acquired through acquisition, of which $849 million are not reflected on the financial statements. Of this amount, $947 million are subject to a limitation on their use as required by Sec. 382 of the Internal Revenue Code; $920 million of these losses are subject to an annual Sec. 382 limitation of $31 million and these NOLs begin expiring in 2012. The remaining $27 million of NOLs are subject to an annual Sec. 382 limitation of $14.6 million and will begin expiring in 2020.

Prior to its acquisition by the Company, American Household, Inc. undertook an analysis of the tax laws applicable to the forgiveness of debt upon the confirmation of the Sunbeam Corporation Bankruptcy Plan. As a result of this analysis, a deferred tax liability of $72.5 million has been recorded for the difference between the financial reporting amount and the tax basis of stock in a wholly-owned subsidiary held by the Company.

The Company also has either accumulated or acquired through acquisition $91 million of foreign NOLs. Of the foreign NOLs, approximately $1 million expires in the year ended December 31, 2007, and $1 million will expire in years ending December 31, 2008 through 2010. Of the remaining foreign NOLs, $3 million will expire in years subsequent to 2010 and $86 million have an unlimited life.

The Company's federal income tax returns for its fiscal year ended December 31, 2003 and 2004 are under examination by the Internal Revenue Service ("IRS"). In addition, one of the Company's acquired subsidiaries is under examination by the IRS for its fiscal year ending September 30, 2004, a tax year prior to the Company's acquisition of that subsidiary. In 2006, the Company concluded an examination with the Internal Revenue Service of one of its acquired subsidiaries for tax years prior to the Company's acquisition of that subsidiary. The Company and/or its subsidiaries are also subject to state and foreign income tax audits. The Company believes that adequate amounts have been reserved for any adjustments that may ultimately result from these examinations.

On October 22, 2004, the American Jobs Creation Act of 2004 ("Act") was signed into law. The Act created a special one-time dividends received deduction on the repatriation of certain foreign earnings to a United States taxpayer, provided certain criteria are met. The Act provides for a special 85% dividends received deduction of certain foreign earnings that are repatriated (as defined in the Act) prior to December 31, 2005. In December of 2005, the Company distributed cash from its foreign subsidiaries and will report an extraordinary dividend of approximately $114 million and a related tax liability of approximately $6.6 million in its calendar year 2005 tax returns. The total effect on income tax expense in 2005 for amounts repatriated under the Act is approximately $1 million. In addition, the tax effect of such repatriation increased goodwill by approximately $5.6 million.

The Company's intends to indefinitely reinvest undistributed earnings of certain of its foreign subsidiaries outside the United States. As a result the Company has not provided for U.S. income taxes on undistributed foreign earnings of approximately $241 million at December 31, 2006. The Company intends to permanently reinvest these earnings in the future growth of its foreign businesses under the guidance provided in APB Opinion No. 23, "Accounting for Income Taxes—Special Areas". Determination of the amount of unrecognized deferred U.S. income liability is not practicable because of the complexities associated with its hypothetical calculation.

13. EQUITY AND STOCK OPTION PLANS

2003 Stock Incentive Plan

The Company maintains the 2003 Stock Incentive Plan, as amended and restated (the "2003 Plan"), which allows for grants of stock options, restricted stock and short-term cash awards. There were approximately 1,768,938 shares available for grant under this long-term equity incentive plan at December 31, 2006.

Prior to 2003, the Company granted stock options to key employees and non-employee directors under the 2001 Stock Option Plan, the 1998 Long-Term Equity Incentive Plan, the 1993 Stock Option Plan and the 1993 and 1996 Stock Option Plans for Non-employee Directors. There are no remaining shares available for grant under any of these plans as of December 31, 2005.

A summary of the Company's stock option activity for the years ended December 31, 2006, and 2005 is as follows:

	Shares	Weighted Avg. Option Price
Outstanding as of December 31, 2004	4,101,335	$11.52
Granted	1,241,780	30.88
Exercised	(434,716)	33.03
Cancelled	(212,863)	14.52
Outstanding as of December 31, 2005	4,695,536	16.92
Granted	100,000	33.37
Exercised	(447,129)	9.94
Cancelled	(247,159)	28.54
Outstanding as of December 31, 2006	4,101,248	$17.38

Significant option groups outstanding at December 31, 2006 and related weighted average price and life information follows:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average remaining life (years)	Number Exercisable	Weighted Average Exercise Price
$ 2.43 – $ 8.19	246,062	$ 5.20	4.81	208,562	$ 4.77
$ 8.60 – $13.14	1,963,962	9.33	5.69	1,879,454	9.18
$14.30 – $21.40	308,437	18.21	7.02	132,659	19.25
$21.90 – $28.57	480,392	24.43	6.49	198,404	24.27
$29.46 – $37.99	1,102,395	31.14	5.45	275,021	31.62
	4,101,248			2,694,100	

The weighted average exercise price of options outstanding at December 31, 2006 was $17.38.

The Company does not use cash to settle any of its options or restricted share awards and when available issues shares from its treasury stock instead of issuing new shares. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004, based upon the average market price during the period, was approximately $10.5 million, $7.6 million, and $5.1 million, respectively. As of December 31, 2006, there was approximately $11.1 million of unrecognized compensation cost related to non-vested option-based arrangements granted under the Company's stock plans. Those costs are expected to be recognized over a weighted-average period of approximately 1.1 years.

	2006	2005	2004
Expected volatility	36%	30%	32%
Risk-free interest rates	3.5%	4.0%	2.8%
Dividend yield	—	—	—
Expected life (in years)	5.0	6.7	7.6

Restricted Shares of Common Stock

The Company issues restricted share awards whose restrictions lapse upon either the passage of time (service vesting), achieving performance targets, attaining Company common stock price thresholds, or some combination of these restrictions. For those restricted share awards with common stock price thresholds, the fair values were determined using a Monte Carlo simulation embedded in a lattice model. The fair value for all other restricted share awards were based on the closing price of the Company's common stock on the dates of grant.

A summary of the Company's restricted share activity for the years ended December 31, 2006 and 2005 is as follows:

	Shares	Weighted Avg. Fair Value
Outstanding as of December 31, 2004	104,150	24.54
Granted	2,996,010	32.57
Released	(1,118,318)	(32.92)
Cancelled	(53,237)	(30.31)
Outstanding as of December 31, 2005	1,928,605	32.00
Granted	1,207,366	28.56
Released	(173,786)	(30.63)
Cancelled	(162,056)	(31.98)
Outstanding as of December 31, 2006	2,800,129	$30.60

For those restricted awards with common stock price thresholds, the weighted average grant date fair values of these awards were $21.91, $32.40 and $27.66 for the years ended December 31, 2006, 2005 and 2004, respectively, based on the following assumptions:

	2006	2005	2004
Expected volatility	36.3%	41.8%	42.8%
Risk-free interest rates	3.5%	3.7%	3.5%
Derived service periods (in years)	1.45	0.89	1.25

For all other restricted share awards the weighted average grant date fair values $29.29, $46.28 and $22.60 for the years ended December 31, 2006, 2005 and 2004, respectively.

For the year ended December 31, 2006, the Company recognized $21.6 million of compensation cost related to restricted shares that was recognized in the selling, general and administrative expense in the Consolidated Statements of Income. The majority of the restricted shares granted during 2006 were primarily performance based awards which vest upon achievement of certain internal performance measures and fulfillment of the explicit service periods. Additionally, there were 119,667 restricted shares granted which vest on the date certain Jarden common stock prices targets are achieved and explicit service periods are rendered.

A total of 2,175,000 of the restricted shares issued in 2005 were awarded to certain executive officers (the "Executive Award") of the Company pursuant to the 2003 Plan. For the year ended December 31, 2005, the Company recognized $54.2 million of non-cash compensation related to the entire Executive Award although half of the award was released from restriction. On November 1, 2005, the restrictions over the first of two tranches of the Executive Award lapsed. In conjunction with such lapsing and in accordance with the terms of the 2003 Plan, the holders returned a total of 460,317 shares to the Company (at an average price of $34.50 per share) in exchange for the Company's payment of the withholding taxes, calculated consistent with existing minimum withholding requirements, due upon lapsing. Under SFAS 123r, the derived service period for the second tranche of the Executive Award was six months from the date of grant; therefore, there is no unearned compensation cost related to the Executive Award. As of December 31, 2005, although the full amount of compensation expense for the Executive Award was recognized in selling, general and administrative costs within the Consolidated Statements of Income, the restrictions over the second tranche still have not yet lapsed and these shares vest on the date on which certain Jarden common stock price targets are achieved in accordance with the terms of the related agreements.

In August 2004, the Company's board of directors ("Board") approved the granting of an aggregate of 210,000 restricted shares of the Company's common stock to three executive officers of the Company. The restrictions on these shares were to lapse ratably over a three year period commencing January 1, 2005 and would lapse immediately in the event of a change in control. Following the signing of the AHI transaction during October 2004, the Board amended the terms of all of the 210,000 restricted shares of common stock issued in August 2004 to lapse immediately. Also in conjunction with the AHI transaction, during October 2004, the Board accelerated the granting of an aggregate amount of 1,102,500 restricted shares of common stock under the 2003 Plan to two executive officers of the Company that would otherwise have been granted to these executive officers in 2005-2007 pursuant to such executives' employment agreements. The Board approved that the restrictions on these shares lapsed upon issuance. The Company records non-cash stock-based compensation expense for its issued and outstanding restricted stock either when the restrictions lapse or ratably over time, when the passage of time is the only restriction. As such, the Company recorded a non-cash stock-based compensation expense for all these restricted stock issuances and restriction lapses of approximately $32.4 million in the fourth quarter of 2004. The restrictions on 7,500 of these shares lapsed immediately and the Company recorded a non-cash compensation charge based on the fair market value of its common stock on the date of grant. The restrictions on the remaining 7,500 of these shares lapse ratably over a four year period. All of the shares which still have a restriction remaining will have the restrictions lapse immediately upon the event of a change in control. Also during 2004, the Company issued 105,120 ("2004 Shares") of restricted stock to certain other officers and employees. The restrictions on 40,125 of the 2004 Shares lapse ratably over five years of employment with the

Company, and the restrictions on the remaining 64,995 2004 Shares lapse upon the latter of either the Company's stock price achieving a volume weighted average of $42.67 per share for ten consecutive business days or November 1, 2008. All of the 2004 Shares were issued from the Company's treasury stock.

Common Stock

In November 2006, the Company completed an equity offering which included four million newly issued shares of common stock that resulted in net proceeds to the Company of approximately $139 million. The proceeds were used to pay down outstanding loans under its senior credit facility and securitization borrowings.

As discussed in Note 3, the Company issued 6,150,123 shares of common stock to partially fund the purchase price of the THG Acquisition. Furthermore, in connection with the AHI Acquisition, the Company issued $350 million of equity securities pursuant to a purchase agreement ("Equity Purchase Agreement"). The securities issued were as follows:

- 1,071,429 shares of the Company's common stock ("Common Stock") for approximately $21.4 million at a price of $20 per share;
- 128,571 shares or $128.6 million of a new class of the Company's preferred stock, Series B Convertible Participating Preferred Stock ("Series B Preferred Stock") with a paid-in-kind dividend rate of 3.5% per annum; these securities were fully converted into common stock in the third quarter of 2005 (see discussion below);
- 200,000 shares or $200 million of a new class of the Company's preferred stock, Series C Mandatory Convertible Participating Preferred Stock ("Series C Preferred Stock") with a paid-in-kind dividend rate of 3.5% per annum; these securities were fully converted into common stock and Series B Preferred Stock in the second quarter of 2005 (see discussion below).

In accordance with the Equity Purchase Agreement and a related Assignment and Joinder Agreement, approximately $300 million of the Company's equity securities were issued to Warburg Pincus Private Equity VIII, LP and its affiliates and approximately $50 million were issued to Catterton Partners V, LP and its affiliates, both private equity investors (collectively "Private Equity Investors"). The cash raised in connection with the Equity Purchase Agreement was used to fund a portion of the cash purchase price of AHI.

A beneficial conversion charge of $16.5 million was recorded upon the issuance of the Series B Preferred Stock and Common Stock issued on January 24, 2005 and an additional beneficial conversion charge of $22.4 million was recorded upon the conversion of the Series C Preferred Stock into Series B Preferred Stock and Common Stock (see discussion below). Such charges reflect the difference between the respective conversion prices of the Series B Preferred Stock and C Preferred Stock and the closing market price of the Company's common stock on September 17, 2004, the last business day before the execution of the transaction documents ("Execution Date"). However, the terms of the preferred and common stock issuances to the Private Equity Investors were negotiated during the two months leading up to the Execution Date when the average market price of the Company's common stock was, in fact, less than the conversion price.

On June 9, 2005, following requisite stockholder approval, all outstanding shares of Series C Preferred Stock were converted into approximately 175,492 shares of Series B Preferred Stock and approximately 1,462,454 shares of Company's common stock.

On August 14, 2005, the Company converted all outstanding shares of Series B Preferred Stock and accrued paid-in kind dividends thereon into 14,487,601 shares of Company common stock, in accordance with the terms of the Company's Certificate of Designations of Powers, Preferences and Rights of the Series B Preferred Stock.

In connection with a 2005 share repurchase program approved by the Board, during 2005, the Company had repurchased 558,900 shares in the open market and through a privately negotiated transaction for an average price per share of $34.55. Additionally, the Company received 460,317 shares (at an average price of $34.50 per share) in return for payment of the statutory minimum of withholding taxes relating to lapsing of certain shares of the Executive Award.

14. EARNINGS PER SHARE CALCULATION

A computation of earnings per share is as follows:

	Years Ended December 31,		
(in millions, except per share data)	2006	2005	2004
Net income, as reported	$106.0	$60.7	$42.4
Paid-in-kind dividends on Series B and C preferred stock	—	(9.7)	—
Charges from beneficial conversions of Series B and Series C preferred stock	—	(38.9)	—
Income allocable to common stockholders	$106.0	$12.1	$42.4
Weighted average shares outstanding	65.4	52.9	41.0
Additional shares assuming conversion of stock options and restricted stock	1.1	1.8	1.7
Weighted average shares outstanding assuming conversion	66.5	54.7	42.7
Earnings per share:			
Basic	$ 1.62	$0.23	$1.03
Diluted	$ 1.59	$0.22	$0.99

15. EMPLOYEE BENEFIT PLANS

The Company maintains defined benefit pension plans for certain of its employees and provides certain postretirement medical and life insurance benefits for a portion of its employees. In January 2005, in connection with the AHI Acquisition, the Company acquired plan assets and assumed the benefit obligations of the pension and postretirement medical and life insurance plans of AHI. Except for one, all of the AHI pension plans are frozen to new entrants and to benefit accruals. Also, only one postretirement medical plan is open to a limited number of new retirees. The other AHI postretirement medical plans are frozen to new entrants.

The pension and postretirement obligations are measured as of September 30, for all years presented and are calculated using generally accepted actuarial methods. Actuarial gains and losses are amortized using the corridor method over the average remaining service life of its active employees.

The following table discloses the effect on the Consolidated Balance Sheet of adopting the provisions of SFAS 158 at December 31, 2006.

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Accrued pension cost	$ (65.6)	$(1.0)	$ (66.6)
Accrued postretirement benefit cost	(27.7)	8.1	(19.6)
Minimum pension liability	(6.5)	6.5	—
Deferred income taxes, net	(105.2)	(5.9)	(111.1)
Accumulated other comprehensive income	(18.8)	(7.7)	(26.5)

Components of Net Periodic

The components of net periodic pension and postretirement benefit expense for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Pension Benefits						
	2006			2005			
(in millions)	Domestic	Foreign(a)	Total	Domestic	Foreign(a)	Total	2004[a]
Service cost	$ 0.7	$ 0.7	$ 1.4	$ 1.4	$ 0.6	$ 2.0	$ 0.8
Interest cost	13.9	0.6	14.5	12.7	0.6	13.3	2.2
Expected return on plan assets	(12.5)	(0.4)	(12.9)	(11.6)	(0.3)	(11.9)	(2.1)
Amortization:							
Prior service cost	0.1	—	0.1	0.1	—	0.1	0.1
Net actuarial loss	0.3	0.1	0.4	0.2	—	0.2	—
Net periodic cost	2.5	1.0	3.5	2.8	0.9	3.7	1.0
Curtailments	0.1	(0.2)	(0.1)	—	—	—	—
Total expense	$ 2.6	$ 0.8	$ 3.4	$ 2.8	$ 0.9	$ 3.7	$ 1.0
Assumptions							
Weighted average assumption used to calculate net periodic cost:							
Discount rate	5.43%	4.51%	5.39%	5.54%	4.89%	5.50%	6.50%
Expected return on plan assets	8.24%	6.43%	8.18%	8.07%	6.62%	8.03%	9.00%
Rate of compensation increase	—	3.52%	3.52%	3.57%	3.50%	3.57%	3.25%

[a] *In connection with the AHI Acquisition in 2005, the Company assumed the pension plans of certain non-US subsidiaries. The Company had no net periodic pension cost for foreign plans for the year ended December 31, 2004.*

	Postretirement Benefits		
	2006	2005	2004
Service cost	$ 0.5	$0.5	$0.2
Interest cost	1.4	1.4	0.3
Amortization			
Prior service benefit	(0.3)	—	—
Net actuarial loss	0.1	—	—
Net periodic cost	1.7	1.9	0.5
Curtailments	(1.7)	—	—
Total expense	$ —	$1.9	$0.5
Assumptions			
Weighted average assumption used to calculate net periodic cost:			
Discount rate	5.50%	5.65%	6.20%

The amount of accumulated other comprehensive income expected to be recognized in net periodic benefit cost for the year ending December 31, 2007 is as follows:

	Pension Benefits			
	Domestic	Foreign	Total	Postretirement
Prior service cost (benefit)	$0.1	$ —	$0.1	$(0.3)
Net actuarial loss (gain)	0.2	—	0.2	(0.4)
	$0.3	$ —	$0.3	$(0.7)

Funded Status

The following provides a reconciliation of the benefit obligation, plan assets and the funded status of the pension and postretirement plans as of December 31, 2006 and 2005:

	Pension Benefits						Postretirement Benefits	
	2006			2005			2006	2005
(in millions)	Domestic	Foreign	Total	Domestic	Foreign	Total		
Change in benefit obligation:								
Benefit obligation at beginning of year	$267.8	$14.2	$282.0	$52.3	$ —	$ 52.3	$ 29.3	$ 8.2
Acquisition	—	—	—	211.3	14.3	225.6	—	19.5
Service cost	0.7	0.7	1.4	1.4	0.6	2.0	0.5	0.6
Interest cost	13.9	0.6	14.5	12.8	0.6	13.4	1.4	1.4
Curtailments and settlements	(3.9)	(0.2)	(4.1)	—	(0.6)	(0.6)	0.1	—
Amendments	—	—	—	—	—	—	(5.1)	—
Actuarial loss (gain)	(6.4)	(0.1)	(6.5)	2.3	0.7	3.0	(5.3)	0.7
Participant contributions	—	—	—	—	—	—	0.7	0.7
Benefits paid	(17.8)	(1.1)	(18.9)	(12.3)	(0.6)	(12.9)	(1.7)	(1.8)
Foreign currency translation	—	0.6	0.6	—	(0.8)	(0.8)	—	—
Benefit obligation at end of year[1]	254.3	14.7	269.0	267.8	14.2	282.0	19.9	29.3
Change in plan assets:								
Fair value of plan assets at beginning of year	194.4	6.2	200.6	36.3	—	36.3	—	—
Acquisition	—	—	—	157.3	5.8	163.1	—	—
Actual return on plan assets	13.9	0.5	14.4	7.3	0.3	7.6	—	—
Company contributions	5.3	0.9	6.2	5.8	0.6	6.4	1.0	1.1
Curtailments and settlements	(1.8)	—	(1.8)	—	—	—	—	—
Participant contributions	—	—	—	—	—	—	0.7	0.7
Benefits paid	(17.8)	(1.1)	(18.9)	(12.3)	(0.6)	(12.9)	(1.7)	(1.8)
Foreign currency translation	—	0.1	0.1	—	0.1	0.1	—	—
Fair value of plan assets at end of year	194.0	6.6	200.6	194.4	6.2	200.6	—	—
Reconciliation of funded status:								
Funded status	(60.3)	(8.1)	(68.4)	(73.4)	(8.0)	(81.4)	(19.9)	(29.3)
Unrecognized prior service cost	—	—	—	0.8	—	0.8	—	—
Unrecognized net loss (gain)	—	—	—	9.9	0.8	10.7	—	0.3
Fourth quarter contributions	1.4	0.4	1.8	0.6	0.2	0.8	0.3	0.3
Net (liability) recognized in the consolidated balance sheet	$(58.9)	$(7.7)	$(66.6)	$(62.1)	$(7.0)	$(69.1)	$(19.6)	$(28.7)

	Pension Benefits						Postretirement Benefits	
	2006			2005			2006	2005
	Domestic	Foreign	Total	Domestic	Foreign	Total		
Assumptions								
Weighted average assumption used to calculate benefit obligation:								
Discount rate	5.82%	4.71%	5.76%	5.43%	4.51%	5.39%	5.85%	5.50%
Rate of compensation increase	—	3.32%	3.32%	3.56%	3.52%	3.56%	—	—
Healthcare cost trend rate:								
Current:								
Pre-Age 65	—	—	—	—	—	—	8.75%	8.78%
Post-Age 65	—	—	—	—	—	—	10.07%	10.09%
Ultimate	—	—	—	—	—	—	5.00%	5.00%

[1] *The accumulated benefit obligation for all defined benefit pension plans was $267.2 million and $276.2 million at December 31, 2006 and 2005, respectively.*

Amounts recognized in the Company's Consolidated Balance Sheets consist of:

(in millions)	Pension Benefits 2006	Pension Benefits 2005	Postretirement Benefits 2006	Postretirement Benefits 2005
Accrued benefit cost	$(66.6)	$(78.4)	$(19.6)	$(28.7)
Intangible assets	—	0.8	—	—
Accumulated other comprehensive income	—	8.5	—	—
Net amount recognized	$(66.6)	$(69.1)	$(19.6)	$(28.7)

Summary of under-funded or non-funded pension benefit plans with projected benefit obligation in excess of plan assets as of December 31, 2006 and 2005:

(in millions)	Pension Benefits 2006	Pension Benefits 2005
Projected benefit obligation	$267.1	$280.1
Fair value of plan assets	198.6	198.6

Summary of pension plans with accumulated benefit obligations in excess of plan assets:

(in millions)	Pension Benefits 2006	Pension Benefits 2005
Accumulated benefit obligation	$265.0	$276.3
Fair value of plan assets	198.3	198.6

The return on plan assets reflects the weighted-average of the long-term rates of return for the broad categories of investments held in the Company's defined benefit pension plans. The expected long-term rate of return is adjusted when there are fundamental changes in expected returns on the Company's defined benefit pension plan's investments.

The Company's investment strategy for its defined benefit pension plans is to maximize the long-term rate of return on plans assets within an acceptable level of risk in order to minimize the cost of providing pension benefits. The Company's target asset allocation for 2006 and 2005 is as follows: equities—55%-65%; bonds—25%-40% and cash and money funds—0%-20%.

The allocation percentage of plan assets follows:

	2006	2005
Asset allocation:		
Equity securities and funds	55.7%	58.5%
Debt securities and funds	22.5	25.1
Other	21.8	16.4
Total	100.0%	100.0%

Domestic Contributions

In 2007, the Company expects to make cash contributions of approximately $15.9 million and $1.2 million to its domestic pension and postretirement plans, respectively. These contributions were both funded and unfunded plans and are net of participant contributions.

Foreign Contributions

The Company funds its pension plans in amounts consistent with applicable laws and regulations and expects to make cash contributions of approximately $1.1 million in 2007.

Information about the expected benefit payments for the Company's pension and postretirement plans are as follows:

(in millions)

Years ended December 31,	Pension Plans	Postretirement Plans
2007	$ 36.8	$ 1.2
2008	18.6	1.2
2009	17.7	1.3
2010	18.1	1.3
2011	18.0	1.4
2012-2015	90.8	7.3
Total	$200.0	$13.7

The current healthcare cost trend rate gradually declines through 2012 to the ultimate trend rate and remains level thereafter. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

(in millions)	1% Increase	1% Decrease
Total postretirement service and interest cost components	$0.9	$(0.9)
Postretirement benefit obligation	0.1	(0.1)

The Company sponsors defined contribution savings plans for substantially all of its U.S. employees. Under provisions for this plan, employees may contribute a percentage of eligible compensation on both a before-tax basis and after-tax basis. The Company matches a percentage of a participating employee's before-tax contributions. For 2006, 2005 and 2004 the defined contribution savings plan expense was $6.9 million, $5.7 million and $6.4 million, respectively.

16. REORGANIZATION AND ACQUISITION-RELATED INTEGRATION COSTS

For the years ended December 31, 2006 and 2005, the Company recorded the following reorganization and acquisition-related integration costs:

(in millions)	Employee Terminations	Other Charges	Impairment	Total
2006				
Branded consumables	$ 0.8	$ 3.7	$3.3	$ 7.8
Consumer solutions	10.6	16.0	—	26.6
Outdoor solutions	2.8	0.1	—	2.9
Corporate	—	(0.5)	—	(0.5)
	$14.2	$19.3	$ 3.3	$36.8

	Employee Terminations	Other Charges	Impairment	Total
2005				
Branded consumables	$ 1.2	$ 0.8	$1.3	$ 3.3
Consumer solutions	13.7	6.5	—	20.2
Outdoor solutions	—	2.9	—	2.9
Corporate	1.2	1.5	—	2.7
	$16.1	$11.7	$1.3	$29.1

Consumer Solutions Segment Reorganization

As part of the AHI Acquisition and THG Acquisition, it was determined that, due to similarities between the combined Consumer solutions segment customer base, distribution channels and operations, significant cost savings could be achieved by integrating certain functions of the businesses, such as distribution and warehousing, information technology and certain administrative functions. In order to leverage a shared infrastructure, the Company initiated certain reorganization plans during 2005. During 2006, the Company recorded charges of approximately $11.1 million in severance and other employee benefit-related costs, $4.2 million of facility exit costs and $11.8 million in other costs related to these plans. Of the $11.1 million related to employee terminations, $10.6 million was included in "Reorganization and acquisition-related integration costs, net" in the Condensed Consolidated Statements of Income, $0.5 million was included in the determination of the cost of the THG Acquisition. Other costs primarily consist of $4.3 million of retention bonuses, $4.8 million of professional fees, $1.7 million of travel expenses and $0.6 million of relocation costs. Other costs are included in "Reorganization and acquisition-related integration costs, net" in the Condensed Consolidated Statements of Income. The initiative is expected to result in approximately 334 terminations (61 employees were included in the 2005 charge, of which all have been terminated by the end of 2006) of which approximately 174 were terminated as of December 31, 2006. As of December 31, 2006, $11.6 million of severance, other employee benefit-related costs and other costs remain accrued in the Condensed Consolidated Balance Sheet. The amounts are included in "Other current liabilities" and "Other non-current liabilities" for $9.4 million and $2.2 million, respectively. The amounts accrued are expected to be fully paid by the end of fiscal year 2007.

Outdoor Solutions Segment Reorganization

Domestic Salesforce Reorganization

During 2006, the Company made a strategic plan to rationalize its domestic sales platform. In conjunction with this plan, the Company recorded $1.4 million related to employee terminations associated with 12 employees, all of which were terminated as of December 31, 2006, and $0.2 million of other costs. As of December 31, 2006, approximately $0.9 million remains accrued in Condensed Consolidated Balance Sheet.

European Reorganization

During 2006, the Company made a strategic plan to rationalize its European manufacturing and administrative platform in order to facilitate a long-term cost savings initiative. During 2006, the Company recorded charges of $2 million, related to this strategic plan consisting mostly of severance and other employee benefit-related costs associated with 10 employees, all of which were terminated as of December 31, 2006, and are reflected in "Reorganization and acquisition-related integration costs, net" in the Condensed Consolidated Statements of Income. As of December 31, 2006, $1.3 million remains accrued and is reflected in "Other current liabilities" in the Condensed Consolidated Balance Sheet. The amounts accrued are expected to be substantially paid by the end of fiscal year 2007.

Outsourcing

In 2005, Outdoor solutions management decided to outsource the manufacturing of its outdoor recreation appliances manufactured at its Lyon, France facility, and the Company initiated the outsourcing activities upon completion of reviews conducted by government and union officials. Other manufacturing operations in Lyon were unaffected by this move. During 2006, the Company reversed approximately $0.7 million of charges, primarily related to the plant closing. These are reflected in "Reorganization and acquisition-related integration costs, net" in the Condensed Consolidated Statements of Income. The initiative is currently scheduled to be substantially completed in 2007 and is expected to result in the termination of approximately 125 employees (87 were terminated by the end of 2005), of which 122 were terminated as of December 31, 2006.

As of December 31, 2006, $0.5 million, primarily related to severance and other employee benefit-related costs, remains accrued, is reflected in "Other current liabilities" in the Condensed Consolidated Balance Sheets. The amounts accrued are expected to be fully paid by the end of fiscal year 2007.

Branded Consumables Segment Reorganization

Segment Reorganization

During the first quarter of 2005, the Company began implementing a strategic plan to reorganize its Branded consumables segment and thereby facilitate long-term cost savings and improve management and reporting capabilities. Specific cost savings initiatives include the utilization of certain shared distribution and warehousing services and information systems platforms and outsourcing the manufacturing of certain kitchen products. During 2006, the Company recorded severance charges of $0.8 million and other charges of $7 million primarily related to impairment of fixed assets ($3.3 million) and inventory move costs ($1.6 million) which are included in "Reorganization and acquisition-related integration costs, net" in the Condensed Consolidated Statements of Income. As of December 31, 2006, less than $0.6 million of the charges recorded remain accrued and are reflected in "Other current liabilities" in the Condensed Consolidated Balance Sheets. All amounts are expected to be paid by the second quarter of 2007.

Corporate Reorganization and Acquisition-Related Integration Costs

As part of the AHI Acquisition, during 2005 it was determined that certain corporate functions of the two entities would be combined and redundant functions would be eliminated. Further, certain functions and responsibilities would be transitioned to the Company's offices in Florida, while other functions would transition to the Company's New York headquarters. During 2006, the Company recorded charges of $0.7 million consisting primarily of retention and travel expenses directly associated with the reorganization, which are included in "Reorganization and acquisition-related integration costs, net" in the Condensed Consolidated Statements of Income. The initiative was completed during the second quarter of 2006 and resulted in the termination of 21 employees, all of which were terminated during 2006.

During 2006, the Company reversed a $2.4 million lease restructuring liability which was initially recorded in the Corporate segment for unutilized office space. Due to the Consumer solutions plan to integrate certain functions within its businesses and the related relocation of employees, the Company determined that this space will now be utilized. During 2006, the Company also recorded $1.2 million of other costs, primarily related to the professional fees directly attributable to acquisition and integration activities.

The following table sets forth the details and the activity related to reorganization and acquisition-related integration costs as of and for the years ended December 31, 2006 and 2005:

(in millions)	Accrual Balance at December 31, 2005	Assumed Upon Acquisitions	Reorganization and Acquisition Related Costs, net	Cash Payments and Reductions	Non-cash Reductions	Foreign Currency Translations	Accrual Balance at December 31, 2006
2006							
Severance and other employee related	$15.9	$ —	$14.2	$(19.0)	$ —	$ 0.4	$11.5
Other costs	1.6	—	21.7	(19.8)	—	(0.1)	3.4
	$17.5	$ —	$35.9	$(38.8)	$ —	$ 0.3	$14.9
Impairment			3.3				
Reversal purchase accounting liability			(2.4)				
Total			$36.8				

	Accrual Balance at December 31, 2004	Assumed Upon Acquisitions	Reorganization and Acquisition Related Costs, net	Cash Payments and Reductions	Non-cash Reductions	Foreign Currency Translations	Accrual Balance at December 31, 2005
2005							
Severance and other employee related	$ —	$11.6	$18.1	$(12.5)	$(0.6)	$(0.7)	$15.9
Other costs	—	0.7	9.7	(6.8)	(2.0)	—	1.6
	$ —	$12.3	$27.8	$(19.3)	$(2.6)	$(0.7)	$17.5
Impairment			1.3				
Total			$29.1				

17. SEGMENT INFORMATION

During the first quarter of 2006, management changed the Company's reportable segments to reflect the new structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision-making purposes, including the allocation of resources. As a result, the First Alert business was moved from the Consumer solutions segment to the Branded consumables segment. During the second quarter of 2006, the Company changed the manner in which it measures segment operating performance to be "segment earnings". All prior periods have been reclassified to conform to the current reporting structure and performance measures.

The Company reports four business segments: Branded consumables, Consumer solutions, Outdoor solutions and Process solutions.

In the Branded consumables segment, the Company manufacturers or sources, markets, distributes a broad line of branded products, many of which are affordable, consumable and fundamental household staples including arts and crafts, paintbrushes, children's card games, clothespins, collectible tins, firelogs and firestarters, home safety equipment, home canning jars, jar closures, kitchen matches, other craft items, plastic cutlery, playing cards and card accessories, rope, cord and twine, storage and workshop accessories, toothpicks and other accessories marketed under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, BRK®, Crawford®, Diamond®, Dicon®, First Alert®, Forster®, Hoyle®, KEM®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain® brand names, among others.

In the Consumer solutions segment, the Company manufactures or sources, markets and distributes and licenses rights to an array of innovative consumer products that are designed to improve consumers' lives by enhancing sleep, health, personal care, cooking and other daily necessities with leading products such as coffee makers, bedding, home vacuum packaging machines, heating pads, slow cookers, air cleaning products, fans and heaters and personal and animal grooming products, as well as related consumable products. The Company sells kitchen products under the well-known Crock-Pot®, FoodSaver®, Mr. Coffee®, Oster®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain™ brand names. Personal care and grooming products are sold under the Health o meter®, Oster® and Sunbeam® brand names. The Company's portable air cleaning products are sold under Bionaire® and Harmony® brand names, and its fans and heaters are sold under the Holmes® and Patton® brand names.

In the Outdoor solutions segment, the Company manufactures or sources, markets and distributes consumer leisure products worldwide under, and licenses rights to, the Campingaz® and Coleman® brand names for use outside the home or away from the home, such as products for camping, backpacking, tailgating, backyard grilling and other outdoor activities.

The Process solutions segment (formerly referred to as the "Other" segment) primarily consists of a plastic consumables business which manufactures, markets and distributes a wide variety of consumer and medical plastic products for original equipment manufacturer customers and its primary business segments, and its zinc strip business, which is the largest producer of zinc strip and fabricated products in North America, including plated blanks for circulation coinage.

Net sales, operating earnings, depreciation and amortization, and assets employed in operations by segment are summarized as follows:

(in millions)	Branded Consumables	Consumer Solutions	Outdoor Solutions	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
Year ended December 31, 2006								
Net sales	$ 812.0	$1,892.2	$901.0	$309.4	$(68.3)	$3,846.3	$ —	$3,846.3
Segment earnings (loss)	118.4	250.3	84.3	33.8	—	486.8	(44.8)	442.0
Adjustments to reconcile to reported operating earnings (loss):								
Fair value adjustment to inventory	(10.4)	—	—	—	—	(10.4)	—	(10.4)
Reorganization costs	(7.8)	(26.6)	(2.9)	—	—	(37.3)	0.5	(36.8)
Impairment/write-off of assets	—	—	(0.3)	—	—	(0.3)	—	(0.3)
Other integration-related costs	—	(3.4)	—	—	—	(3.4)	(1.1)	(4.5)
Stock-based compensation	—	—	—	—	—	—	(23.0)	(23.0)
Depreciation and amortization	(13.1)	(25.5)	(17.0)	(9.4)	—	(65.0)	(1.4)	(66.4)
Operating earnings (loss)	$ 87.1	$ 194.8	$ 64.1	$ 24.4	$ —	$ 370.4	$(69.8)	$ 300.6
Total assets	$1,083.3	$1,801.3	$730.5	$112.7	$ —	$3,727.8	$154.8	$3,882.6

Notes to Consolidated Financial Statements

Jarden Corporation 2006 Annual Report

	Branded Consumables	Consumer Solutions	Outdoor Solutions	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
Year ended December 31, 2005 (Reclassified)								
Net sales	$685.0	$1,518.3	$820.7	$233.6	$(68.5)	$3,189.1	$ —	$3,189.1
Segment earnings (loss)	95.3	190.2	77.0	29.3	—	391.8	(31.8)	360.0
Adjustments to reconcile to reported operating earnings (loss):								
Fair value adjustment to inventory	(0.2)	(6.0)	—	—	—	(6.2)	(16.2)	(22.4)
Reorganization costs	(3.3)	(20.2)	(2.9)	—	—	(26.4)	(2.7)	(29.1)
Impairment/write-off of assets	—	(1.6)	(0.9)	—	—	(2.5)	—	(2.5)
Stock-based compensation	—	—	—	—	—	—	(62.4)	(62.4)
Depreciation and amortization	(10.6)	(20.0)	(17.3)	(9.3)	—	(57.2)	(0.4)	(57.6)
Operating earnings (loss)	$ 81.2	$ 142.4	$ 55.9	$ 20.0	$ —	$ 299.5	$(113.5)	$ 186.0
Total assets	$787.1	$1,748.2	$655.5	$ 74.3	$ —	$3,265.1	$ 259.5	$3,524.6

	Branded Consumables	Consumer Solutions	Outdoor Solutions	Process Solutions	Intercompany Eliminations	Total Operating Segments	Corporate/ Unallocated	Consolidated
Year ended December 31, 2004 (Reclassified)								
Net sales	$473.1	$ 222.2	$—	$195.6	$(52.3)	$838.6	$ —	$ 838.6
Segment earnings (loss)	87.4	43.2	—	27.2	—	157.8	(10.4)	147.4
Adjustments to reconcile to reported operating earnings (loss):								
Stock-based compensation	—	—	—	—	—	—	(32.2)	(32.2)
Depreciation and amortization	(6.3)	(3.4)	—	(9.3)	—	(19.0)	(0.2)	(19.2)
Operating earnings (loss)	$ 81.1	$ 39.8	$—	$ 17.9	$ —	$138.8	$ (42.8)	$ 96.0

[a] *The United States Playing Card Company business is included in the Branded consumables segment effective June 28, 2004, the date of its acquisition.*

[b] *The Consumer solutions business, acquired with the acquisition of American Household, Inc. (the "AHI Acquisition"), is included in the Consumer solutions segment effective January 24, 2005, and The Holmes Group business is included in the Consumer solutions segment effective July 18, 2005, the date of its acquisition.*

[c] *The Outdoor solutions segment was created upon the purchase of the Coleman business with the AHI Acquisition, effective January 24, 2005.*

[d] *Intersegment sales are recorded at cost plus an agreed upon profit on sales.*

[e] *For the year ended December 31, 2006, unallocated costs include a net reversal of $0.5 million of reorganization and acquisition-related integration costs and $23 million of stock-based compensation costs related to the issuance of stock options and restricted shares of the Company's common stock to employees and Directors of the Company.*

For the year ended December 31, 2005, unallocated costs include $2.7 million (see Note 16) of reorganization and acquisition-related integration costs, and for the years ended December 31, 2005 and 2004, $62.4 and $32.2 million, respectively, of non-cash compensation related to the issuance of stock options and restricted shares of Company common stock to employees and Directors of the Company.

Geographic Area Information

The Company's operations are principally within the United States. The Company's international operations are mainly based in Europe, Canada, Latin America and Japan.

(in millions)	Domestic	International	Total
2006			
Net sales	$2,898.5	$947.8	$3,846.3
Long-lived assets[1]	2,105.0	168.7	2,273.7
2005			
Net sales	2,416.5	772.6	3,189.1
Long-lived assets[1]	1,874.9	140.1	2,015.0
2004			
Net sales	760.0	78.6	838.6
Long-lived assets[1]	658.9	28.9	687.8

[1] *Capital assets, goodwill and intangibles*

18. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income (loss) at December 31, 2006 and 2005 are as follows:

	December 31,	
(in millions)	2006	2005
Foreign currency translation adjustment	$12.5	$1.2
Derivative financial instruments	10.1	0.1
Accrued benefit costs	3.9	(5.3)
Total accumulated other comprehensive income	$26.5	$(4.0)

19. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The Company's 9 3/4% Senior Subordinated Notes (see Note 9) are fully guaranteed, jointly and severally, by certain of the Company's domestic subsidiaries ("Guarantor Subsidiaries"). The Company's non-United States subsidiaries and those domestic subsidiaries who are not guarantors ("Non-Guarantor Subsidiaries") are not guaranteeing these Senior Subordinated Notes. Following the AHI Acquisition in 2005, the Non-Guarantor Subsidiaries are no longer considered minor and, as such, the Company has presented below the summarized condensed consolidating financial statements of the Company ("Parent"), the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries on a consolidated basis as of and for the years ended December 31, 2006 and 2005.

Condensed Consolidating Statements of Income

(in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	Year Ended December 31, 2006				
Net sales	$ —	$2,918.4	$1,114.7	$ (186.8)	$3,846.3
Costs and expenses	64.4	2,656.8	1,011.3	(186.8)	3,545.7
Operating (loss) earnings	(64.4)	261.6	103.4	—	300.6
Other expense, net	41.5	112.6	40.5	—	194.6
Equity in the income of subsidiaries	211.9	63.7	—	(275.6)	—
Net income	$ 106.0	$212.7	$ 62.9	$ (275.6)	$106.0

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	Year Ended December 31, 2005				
Net sales	$ —	$2,668.9	$ 942.8	$ (422.6)	$3,189.1
Costs and expenses	113.4	2,438.8	873.5	(422.6)	3,003.1
Operating (loss) earnings	(113.4)	230.1	69.3	—	186.0
Other expense, net	79.0	21.9	24.4	—	125.3
Equity in the income of subsidiaries	253.1	48.2	—	(301.3)	—
Net income	$ 60.7	$ 256.4	$ 44.9	$ (301.3)	$ 60.7

Condensed Consolidating Balance Sheets:

(in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	As of December 31, 2006				
Assets					
Current assets	$ 140.6	$ 725.7	$ 698.2	$ (0.8)	$1,563.7
Investment in subsidiaries	2,900.0	369.9	—	(3,269.9)	—
Non-current assets	99.9	2,565.4	130.6	(477.0)	2,318.9
Total assets	$3,140.5	$3,661.0	$ 828.8	$(3,747.7)	$3,882.6
Liabilities and stockholders' equity					
Current liabilities	$ 78.0	$ 439.4	$ 206.7	$ —	$ 724.1
Non-current liabilities	1,805.1	341.8	232.0	(477.8)	1,901.1
Stockholders' equity	1,257.4	2,879.8	390.1	(3,269.9)	1,257.4
Total liabilities and stockholders' equity	$3,140.5	$3,661.0	$ 828.8	$(3,747.7)	$3,882.6

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	As of December 31, 2005				
Assets					
Current assets	$ 226.0	$ 958.0	$ 303.9	$ (23.5)	$1,464.4
Investment in subsidiaries	2,762.4	104.1	—	(2,866.5)	—
Non-current assets	32.8	2,387.0	245.9	(605.5)	2,060.2
Total assets	$3,021.2	$3,449.1	$ 549.8	$(3,495.5)	$3,524.6

	As of December 31, 2005				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Liabilities and stockholders' equity					
Current liabilities	$ 93.4	$ 408.0	$212.2	$ 0.9	$ 714.5
Non-current liabilities	1,924.0	293.8	218.4	(629.9)	1,806.3
Stockholders' equity	1,003.8	2,747.3	119.2	(2,866.5)	1,003.8
Total liabilities and stockholders' equity	$3,021.2	$3,449.1	$549.8	$(3,495.5)	$3,524.6

Condensed Consolidating Statements of Cash Flows:

	Year Ended December 31, 2006				
(in millions)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities, net	$ 171.8	$ 32.8	$ 31.4	$ —	$ 236.0
Financing activities:					
Proceeds from revolving credit borrowings	307.2	—	197.0	—	504.2
Payments on revolving credit borrowings	(307.2)	—	(197.0)	—	(504.2)
(Payments on) proceeds from intercompany transactions	(50.0)	37.4	12.6	—	—
Payments on long-term debt	(80.0)	(1.3)	(5.6)	—	(86.9)
Borrowings from foreign lines of credit, net	—	—	(6.6)	—	(6.6)
Proceeds from issuance of stock, net of transactions fees	145.3	—	—	—	145.3
Repurchase of common stock	(50.0)	—	—	—	(50.0)
Debt issuance costs	(3.3)	—	(0.5)	—	(3.8)
Proceeds from recouponing of interest rate swaps	6.6	—	—	—	6.6
Other		(0.2)	—	—	(0.2)
Net cash provided by (used in) financing activities	(31.4)	35.9	(0.1)	—	4.4
Investing activities:					
Additions to property, plant and equipment	(0.4)	(53.6)	(14.8)	—	(68.8)
Acquisition of business, net of cash acquired	(198.7)	(11.1)	—	—	(209.8)
Other	—	1.0	0.1	—	1.1
Net cash provided by (used in) investing activities	(199.1)	(63.7)	(14.7)	—	(277.5)
Effect of exchange rate changes on cash	—	—	2.6	—	2.6
Net increase (decrease) in cash and cash equivalents	(58.7)	5.0	19.2	—	(34.5)
Cash and cash equivalents at beginning of year	184.5	(4.6)	57.2	—	237.1
Cash and cash equivalents at end of year	$ 125.8	$ 0.4	$ 76.4	$ —	$ 202.6

	Year Ended December 31, 2005				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(146.8)	$298.4	$89.3	$—	$ 240.9
Financing activities:					
Proceeds from revolving credit borrowings	373.1	—	—	—	373.1
Payments on revolving credit borrowings	(373.1)	—	—	—	(373.1)
Proceeds (payments) from (to) intercompany transactions	349.5	(320.1)	(29.4)	—	—
Proceeds from issuance of long-term debt	1,310.8	—	56.0	—	1,366.8
Payments on long-term debt	(369.9)	—	—	—	(369.9)
Proceeds from issuance of stock, net of transaction fees	356.2	—	—	—	356.2
Repurchase of common stock	(35.4)	—	—	—	(35.4)
Proceeds from recouponing of interest rate swaps	16.8	—	—	—	16.8
Debt issuance costs	(20.3)	—	(1.0)	—	(21.3)
Other	19.1	(0.4)	(12.1)	—	6.6
Net cash provided by (used in) financing activities	1,626.8	(320.5)	13.5	—	1,319.8
Investing activities:					
Additions to property, plant and equipment	(0.9)	(45.7)	(11.9)	—	(58.5)
Acquisition of business, net of cash acquired	(1,311.1)	57.0	(35.5)	—	(1,289.6)
Other	—	7.0	—	—	7.0
Net cash (used in) provided by investing activities	(1,312.0)	18.3	(47.4)	—	(1,341.1)
Effect of exchange rate changes on cash	—	—	(3.2)	—	(3.2)
Net (decrease) increase in cash and cash equivalents	168.0	(3.8)	52.2	—	216.4
Cash and cash equivalents at beginning of year	16.5	(0.8)	5.0	—	20.7
Cash and cash equivalents at end of year	$ 184.5	$ (4.6)	$57.2	$—	$ 237.1

The amounts reflected as proceeds (payments) from (to) intercompany transactions represent cash flows originating from transactions conducted between guarantor subsidiaries, non-guarantor subsidiaries and parent in the normal course of business operations.

20. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Summarized quarterly results of operations for 2006 and 2005 were as follows (see Note 3 for a discussion of the Company's acquisitions that occurred during these periods):

(millions of dollars, except per share amounts)	First Quarter	Second Quarter	Third Quarter[1]	Fourth Quarter	Total
2006					
Net sales	$791.7	$962.0	$1,033.1	$1,059.5	$3,846.3
Gross profit	185.7	232.1	265.2	259.3	942.3
Net income	5.7	13.3	51.3	35.7	106.0
Basic earnings per share[2]	0.09	0.21	0.79	0.53	1.62
Diluted earnings per share[2]	0.09	0.20	0.78	0.52	1.59
2005					
Net sales	$521.3	$754.4	$ 938.0	$ 975.4	$3,189.1
Gross profit	120.9	196.5	238.7	230.7	786.8
Net income	—	32.8	25.4	2.5	60.7
Basic (loss) earnings per share[2]	(0.51)	0.13	0.41	0.04	0.23
Diluted (loss) earnings per share[2]	(0.51)	0.12	0.40	0.04	0.22

[1] *Third quarter of 2005 includes a non-cash restricted stock charge of $29.8 million and related tax benefit.*

[2] *Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not necessarily equal the annual earnings per share amounts.*

21. SUBSEQUENT EVENTS

As discussed in Note 9, Debt, on January 29, 2007, the Company launched a cash tender offer (the "Tender Offer") for its $180 million aggregate principal amount 9 3/4% Senior Subordinated Notes due 2012. As of the consent date of February 9, 2007, the Company purchased approximately $167 million, or approximately 93% of the aggregate principal amount outstanding of its 9 3/4% Senior Subordinated Notes due 2012. In connection with such purchase, the Company also paid a tender premium of approximately $9.5 million for such notes.

On February 13, 2007, the Company completed its registered public offering for $550 million aggregate principal amount of 7 1/2% Senior Subordinated Notes due 2017. On February 14, 2007, the Company completed an add-on offering of $100 million principal amount of 7 1/2% Senior Subordinated Notes due 2017. The net proceeds of approximately $636 million from the new senior subordinated notes offerings will be used to fund the Tender Offer, pay down a portion of the outstanding term loan balance under its senior credit facilities and for general corporate purposes, including the funding of capital expenditures and potential acquisitions. The Company also amended certain aspects of its Senior Credit Facility, effective February 13, 2007, to allow for the paydown of the 9 3/4% Senior Subordinated Notes due 2012 in its entirety, appoint a new administrative agent; reduce the applicable margin on Term Loan B1 from 1% to .75% per annum for base rate loans and from 2% to 1.75% for Eurodollar loans; add the ability of the Company to enter into one or more incremental term loans and to increase our revolving loan commitments in an aggregate principal amount not to exceed $750 million, of which an aggregate $150 million can be utilized to increase our revolving loan commitments; and modify certain of its restrictive and financial covenants, among other things. The Tender Offer, new senior subordinated notes offerings and the amendment to the Senior Credit Facility are collectively referred to herein as the "Financing Transactions."

As of the consent date (February 9, 2007) of the Tender Offer and in conjunction with the Financing Transactions, the Company recorded a loss on early extinguishment of debt in its Consolidated Statements of Income consisting of: (a) the tender premium of approximately $9.5 million; (b) the write-off of related unamortized deferred debt issuance costs of approximately $3.7 million; (c) the write-off of the fair market value of the interest rate swaps related to the 9 3/4% Senior Subordinated Notes due 2012 ($4.5 million liability) included within the non-debt balances arising from interest rate swap activity in the Consolidated Balance Sheet; (d) the write-off of unamortized recouponment proceeds of approximately $3.7 million; and (e) other related write-offs and expenses of approximately $0.6 million. Additional tender premium and related expenses will be similarly treated when incurred.

JARDEN BOARD OF DIRECTORS



From left to right: Robert L. Wood, Douglas W. Huemme, Ian G.H. Ashken, Martin E. Franklin, René-Pierre Azria, Irwin D. Simon, Charles R. Kaye and Richard L. Molen

JARDEN SENIOR MANAGEMENT & OFFICERS



Martin E. Franklin
*Chairman and Chief Executive Officer**



Ian G.H. Ashken
*Vice Chairman & Chief Financial Officer**



James E. Lillie
*President, Chief Operating Officer & President, Branded Consumables**



Desiree DeStefano
*Executive Vice President of Finance and Treasurer**



John Capps
Senior Vice President, General Counsel & Secretary



Andy Hill
President, Consumer Solutions



Gary Kiedaisch
President, Outdoor Solutions



Charles Villa
President, Process Solutions



Fred Eng
Senior Vice President, Operations



Patricia Gaglione
Senior Vice President, Global Supply Chain



Alan LeFevre
EVP of Operations & CFO Consumer Solutions



Sam Solomon
SVP of Administration & CFO, Outdoor Solutions



Simon Wood
SVP & CFO, Branded Consumables



Dave Tolbert
*SVP, Human Resources & Corporate Risk**



Rich Sansone
Senior Vice President & Chief Acccouting Officer

** Denotes Corporate Officer*

CORPORATE INFORMATION

Board of Directors

Martin E. Franklin
Chairman and Chief Executive Officer
Jarden Corporation

Ian G.H. Ashken
Vice Chairman and Chief Financial Officer
Jarden Corporation

René-Pierre Azria (1)
Managing Director
Rothschild, Inc.

Douglas W. Huemme (1), (2)
Retired. Former Chairman and
Chief Executive Officer
Lilly Industries, Inc.

Charles R. Kaye
Co-President
Warburg Pincus LLC

Richard L. Molen (2), (3)
Retired. Former Chairman,
President and CEO
Huffy Corporation

Irwin D. Simon (2), (3)
Chairman, President and
Chief Executive Officer
Hain-Celestial Group, Inc.

Robert L. Wood (1), (3)
President and Chief Executive Officer
Chemtura Corporation

(1) Audit Committee
(2) Nominating and Policies Committee
(3) Compensation Committee

Corporate Headquarters

Jarden Corporation
555 Theodore Fremd Avenue
Rye, NY 10580
914-967-9400
www.jarden.com



JAH
NYSE
JARDEN
corporation

Executive Officers

Martin E. Franklin
Chairman and Chief Executive Officer

Ian G.H. Ashken
Vice Chairman and Chief Financial Officer

James E. Lillie
President and Chief Operating Officer
President of Branded Consumables

Desiree DeStefano
Executive Vice President Finance and Treasurer

J. David Tolbert
Senior Vice President, Human Resources
and Corporate Risk

Corporate Counsel

Kane Kessler, PC
New York, New York

Willkie Farr & Gallagher LLP
New York, New York

Transfer Agent

National City Bank
Cleveland, Ohio
800-622-6757

Independent Auditors

Ernst & Young LLP
New York, New York

Securities Listing

Jarden's common stock is listed on the New York Stock Exchange.
Symbol: JAH

Investor Relations

Financial Dynamics Business Communications
New York, New York
212-850-5600

Branded Consumables

Ball®, Bernardin®, Diamond®, Kerr®, Pine Mountain®, Java Log®
Muncie, IN
765-281-5000

Crawford®, Lehigh®, Leslie-Locke®, Wellington®
Macungie, PA
610-966-9702

Bee®, Bicycle®, Fournier®, Hoyle®, KEM®
Cincinnati, OH
513-396-5700

Forster®, Loew Cornell®
Englewood Cliffs, NJ
201-836-7070

BRK®, Dicon®, First Alert®, Tundra®
Aurora, IL
630-851-7330

Consumer Solutions

Bionaire®, Crock-Pot®, FoodSaver®, Holmes®, Health o meter®, Mr. Coffee®, Oster®, Rival®, Seal-a-Meal®, VillaWare® Sunbeam®
Boca Raton, FL
561-912-4100

Outdoor Solutions

Coleman®, Campingaz®
Wichita, KS
316-832-2653

Process Solutions

Jarden Plastic Solutions
Greer, SC
864-879-8100

Jarden Zinc Products
Greeneville, TN
423-639-8111


END